Exhibit 99.12

CONFIDENTIAL

NUTON TECHNOLOGY DEMONSTRATION AGREEMENT

This Nuton Technology Demonstration Agreement (the “Agreement”) is made and entered into as of the 17th day of June, 2024 (the “Effective Date”), by and among Nuton LLC, a Delaware limited liability company (“Nuton”), Excelsior Mining Arizona, Inc., an Arizona corporation (“Operator”) and Excelsior Mining Corp., a British Columbia corporation (“Guarantor”). Nuton and Operator sometimes may be referred to herein individually as a “Party” and collectively as the “Parties.” Guarantor may also be a “Party” or part of “Parties” when performing the Guaranteed Obligations as described in Section 15, including in all applicable clauses as a result of performing the Guaranteed Obligations, whether or not stated.

RECITALS

A.	Nuton and Operator have been exploring the application of the NutonTM Technologies (as defined in the Option Agreement) at the Site to process primary sulfide ore in a more economic and sustainable manner through the Stage 1 Work Program as that term is defined in the Option Agreement between the Parties effective July 28, 2023, as amended by a First Amendment to Option Agreement, dated June 17, 2024 (as amended, the “Option Agreement”).

B.	Nuton desires to test the NutonTM Technology (as defined herein) at an industrial scale as part of the Stage 2 Work Program as that term is defined in the Option Agreement.

C.	Nuton desires to proceed to Stage 2 in accordance with the terms and conditions of the Option Agreement and Operator desires to implement the Stage 2 Work Program at its site to further test the Nuton Technology pursuant to the terms and conditions of this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and of the mutual promises and covenants contained in this Agreement, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:

1. Definitions and Interpretation.

1.1. Definitions. When used in this Agreement the following capitalized terms have the meanings set forth next to them below or when otherwise defined in this Agreement. For clarity, unless a capitalized term is not defined in this Agreement or the Option Agreement is referenced for a capitalized term, the capitalized terms in this Agreement apply only to this Agreement. For further clarity, if a capitalized term has a different meaning in the Option Agreement (for example without limitation, Project IP), with respect to this Agreement the capitalized term in this Agreement is the only relevant capitalized term and the capitalized term in the Option Agreement will not apply.

(a) Affiliate has the meaning set forth in the Option Agreement.

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(b) Base Condition means each requirement under which Nuton expects the Demonstration Operation to operate, more particularly described in Exhibit 1 and Attachment A thereto, which attachment will be agreed upon after the Effective Date.

(c) Battery Limits means the parameters for areas of responsibility in engineering the Nuton Technology Processes as more particularly described in Exhibit 10.

(d) Business Day means a day that is not a Saturday, Sunday or a public holiday in the State of Arizona, United States.

(e) Challenge has the meaning set forth in Section 7.1(c).

(f) Confidential Information means all proprietary or confidential information (in any form) relating to or provided in connection with, or arising out of the performance of this Agreement which either Party (or its Affiliates) as the disclosing Party discloses, or makes available to the other Party or its Affiliates as the receiving Party or which is acquired or obtained by the receiving Party as a result of its dealing with the disclosing Party, before, on or after the commencement of the Term of this Agreement, and without limitation, includes:

i. the subject matter, terms, or existence of this Agreement;

ii. the fact that discussions have taken place or will or may take place concerning the subject matter of this Agreement and the status of those discussions;

iii. any information that is notified, marked or identified as ‘Confidential’, or under the circumstances of its disclosure, should reasonably be considered as confidential; and

iv. any information or matters of a technical, financial or business nature, such as Know How, trade secrets, formulas, secret processes, equipment, tooling, inventions, studies, research projects, development plans, information about processes, techniques, future plans and methods or systems, strategies, pricing, costs, profits, sales, markets, lists of actual or potential customers, customer requirements, models, articles, notes, books, correspondence, drawings, forms, photographs, unpublished applications for patent(s), trade mark(s), design(s), copyright(s), papers, notebooks, reports, records, research, operational, industrial or development data, blueprints, sample models, photographs, financial and marketing data, business plans, computer programs, software or code, files and disks, owned by, or licensed to, the disclosing Party;

Confidential Information does not include information: that is or becomes publicly available otherwise than as a result of a breach of this Agreement or the Option Agreement or in breach of another obligation of confidence by the receiving Party; that the Parties agree in writing is not confidential; that the receiving Party receives from a third party, provided it was not disclosed by or acquired from that third party unlawfully or in breach of an obligation of confidence; or that was previously known to the receiving Party (or independently created or developed by it) except under prior agreement between the Parties or any combination of them, without access to or use of the Confidential Information as the receiving Party can prove, by documented and probative evidence; and does not cease to be Confidential Information merely because individual features of the Confidential Information may be found separately or within a general disclosure in the public domain or otherwise. In the case of Nuton, its Confidential Information includes the Nuton IP.

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(g) Copper Revenue has the meaning set forth in the Option Agreement.

(h) Demonstration Heap means an engineered heap, at a minimum size of two million (2,000,000) metric tons of ore measured on a dry weight basis, constructed at the Site at the location shown in Exhibit 2 for use in the Demonstration Operation. For the avoidance of doubt, the additives to the ore including without limitation pyrite, acid, catalyst, and moisture in the ore will not count toward the two million metric ton measurement.

(i) Demonstration Operation means activities to be conducted under the Stage 2 Work Program, including without limitation studying, designing, engineering, procuring, fabricating, constructing, testing, commissioning, operating, trouble-shooting, and maintaining the Equipment, Materials, Demonstration Heap, Processes, and other Technology used in the process of producing copper at the Site from the input of the mining materials into the crusher through to the resulting producing of copper cathode, as described in Exhibit 3 and the evaluation of the use of the Nuton Technology during such Demonstration Operation.

(j) Demonstration Operation Improvements means any Improvements to the Nuton Technology that are Derived by either Party or their Personnel, or jointly by the Parties or their Personnel, when performing the Demonstration Operation or in connection with this Agreement, and all IPR therein.

(k) Demonstration Results means any and all output, data, results, materials and samples, other than copper cathodes, that are Derived by either Party or their Personnel, or jointly by the Parties or their Personnel, when carrying out the Demonstration Operation, whether initial, iterative or final results. All data and information reflected in any Demonstration Results are Project Data, irrespective of source.

(l) Derive means to develop, invent, discover, create, synthesize, conceive, reduce to practice, design or otherwise generate (whether directly or indirectly, or in whole or in part) in the performance of this Agreement by a Party or its Personnel or jointly by the Parties or their Personnel.

(m) Environmental Law has the meaning set forth in the Option Agreement.

(n) Environmental Liabilities means any and all claims, actions, or other legal proceedings arising out of, based on or resulting from (i) the presence, release, threatened release, discharge or emission into the environment of any Hazardous Materials or materials existing or arising on, beneath or above the Site and/or emanating or migrating and/or threatening to emanate or migrate from the Site to off-site properties in violation of Environmental Law; or (ii) the violation or alleged violation of any Environmental Law or term of any environmental Permit.

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(o) Environmental Notice means any written directive, notice of violation or infraction, or notice respecting Environmental Liabilities issued by any Governmental Authority.

(p) EPC Manager means the engineering, procurement and construction manager engaged in accordance with Section 2.5(a).

(q) Equipment means any and all equipment, including pads, crushing circuits and equipment, front-end loaders, vessels, additive mixers, stackers, drums, conveyors, piping, storage tanks, controls, heap leach pads, blowers, sensors, gantries, hoses, nozzles, emitters, ponds, air pumps and other pumps, infrastructure, and associated electronic equipment, hardware, computer systems, software, spare parts, and all other equipment.

(r) Exploit means to develop, have developed, make, have made, including providing samples, use, offer for sale, sell, have sold, distribute, import, export, market, offer to sell, reproduce, modify, create derivative works of, distribute, publish, perform, publicly display and otherwise exploit.

(s) Force Majeure has the meaning set forth in the Option Agreement.

(t) Governmental Authorities has the meaning set forth in the Option Agreement.

(u) Hazardous Materials has the meaning set forth in the Option Agreement.

(v) Improvements means any improvements, enhancements, developments, extensions, adaptations or modifications, regardless of the patentability of the same.

(w) Infrastructure Access Payment has the meaning set forth in the Option Agreement.

(x) Insolvency Event means if Operator: (i) becomes insolvent or is unable to meet its debts as they mature; (ii) files a voluntary petition in bankruptcy or seeks reorganization or to effect a plan or other arrangement with creditors; (iii) files an answer or other pleading admitting, or fails to deny or contest, the material allegations of an involuntary petition filed against it pursuant to any applicable statute relating to bankruptcy, arrangement or reorganization; (iv) is adjudicated as bankrupt or makes an assignment for the benefit of its creditors generally; or (v) applies for, consents to or acquiesces in the appointment of any receiver or trustee for all or a substantial part of its property and any such receiver or trustee is appointed and is not discharged within thirty (30) days after the date of such appointment.

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(y) Intellectual Property Rights or IPR means any and all intellectual property and industrial design rights, whether protected, created or arising under the laws of the United States or any foreign jurisdiction, including the following: (i) patents (including in any country of the world, any existing or future patent, patent application, divisional, re-issue, re-examination, continuation, continuation-in-part applications and/or addition patent or patent application thereof, or any extension of such patent, as for example, supplemental protection certificates or applications thereof) (collectively, “Patent Rights”); (ii) copyrights, mask work rights, database rights and design rights, whether or not registered, published or unpublished, and registrations and applications for registration thereof, and all rights therein whether provided by international treaties or conventions or otherwise; (iii) trade secrets; (iv) moral rights; and (v) other applications and registrations related to any of the rights set forth in the foregoing sections (i) – (iv) above which subsist now or will subsist in the future; provided, however, that as used in this Agreement, the term “Intellectual Property Rights” expressly excludes trademarks, service marks, trade names, service names, corporate names, trade dress, logos, and other identifiers of source, including all goodwill associated therewith and all common law rights, registrations and applications for registration thereof, and all rights therein provided by international treaties or conventions, and all reissues, extensions and renewals of any of the foregoing, and all intellectual property rights arising from or in respect of domain names, domain name registrations and reservations (“Trademarks”).

(z) Know How means information, knowledge, discoveries, protocols, processes, procedures and techniques, whether or not in the public domain.

(aa) Land Holding Payments has the meaning set forth in the Option Agreement.

(bb) Laws has the meaning set forth in the Option Agreement.

(cc) Lease is defined in Section 5.2(a).

(dd) Licensed Nuton IP means the Nuton IP to which the Limited License extends as set forth herein.

(ee) Limited License is defined in Section 5.1(a).

(ff) Losses means losses, liabilities, damages, fines, penalties, awards, settlements, and expenses (including defense costs and expenses (including reasonable legal fees and disbursements and costs of investigation, litigation, settlement, judgment, interest and penalties)).

(gg) Management Committee has the meaning set forth in the Option Agreement.

(hh) Materials means all consumables, chemicals, microbes, acids, metals, mixtures, formulations, solutions, catalysts, and other such physical materials.

(ii) Milestone has the meaning set forth in the Option Agreement.

(jj) Milestone Election Notice has the meaning set forth in the Option Agreement.

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(kk) Milestone Report has the meaning set forth in the Option Agreement.

(ll) Milestone Time Period has the meaning set forth in the Option Agreement. (mm) Mining Operations has the meaning set forth in the Option Agreement. (nn) Nuton Costs has the meaning set forth in the Option Agreement.

(oo) Nuton Data means all modelling data, experimental data, and other data or information owned or licensed from a Third Party by Nuton or its Affiliates and in existence as of the Effective Date or Derived, acquired or licensed from a Third Party by or for Nuton or its Affiliates after the Effective Date outside the performance of the Demonstration Operation and this Agreement.

(pp) Nuton IP means the Nuton Technology, and all Project IP, including all Demonstration Operation Improvements, Demonstration Results and Project Data, in each case including all IPR therein.

(qq) Nuton Model(s) means any predictive or other models owned or licensed from a Third Party by Nuton or its Affiliates and in existence as of the Effective Date or Derived, acquired or licensed from a Third Party by or for Nuton or its Affiliates after the Effective Date outside the performance of the Demonstration Operation and this Agreement, in each case as used by Nuton to perform hereunder or disclosed or provided by Nuton to Operator or its Personnel (including the EPC Manager).

(rr) Nuton Provided Equipment means the Equipment provided by Nuton solely for use in the Demonstration Operation, as initially described in Exhibit 4, whether proprietary to Nuton or its Affiliates or to a Third Party.

(ss) Nuton Required Materials means the Materials provided by Nuton or which Nuton directs to be acquired or provided by Operator or its Personnel (including the EPC Manager) as initially described in Exhibit 5, whether proprietary to Nuton or its Affiliates or to a Third Party.

(tt) Nuton Technology means collectively the Base Conditions, Base Condition Targets, Nuton Technology Package, Nuton Data, Nuton Provided Equipment, Nuton Required Materials, Nuton Technology Know How, Nuton Model(s) and the Nuton Technology Processes, and all IPR therein, including the Patent Rights set forth in Exhibit 6.

(uu) Nuton Technology Know How means Know How owned or licensed from a Third Party by Nuton or its Affiliates and in existence as of the Effective Date or Derived, acquired or licensed from a Third Party by or for Nuton or its Affiliates after the Effective Date outside the performance of the Demonstration Operation and this Agreement, in each case as disclosed or provided by Nuton to Operator or its Personnel (including the EPC Manager), including Know How for the use of the items specified in the Nuton Technology Package and the use of the Base Conditions, Nuton Technology Processes, Nuton Data, Nuton Provided Equipment, and Nuton Required Materials.

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(vv) Nuton Technology Package means Nuton’s technology package relating to the Demonstration Operation supplied by Nuton, the initial details of which are provided in Exhibit 7, including Attachment A thereto.

(ww) Nuton Technology Processes means Processes owned or licensed from a Third Party by Nuton or its Affiliates and in existence as of the Effective Date or Derived, acquired or licensed from a Third Party by or for Nuton or its Affiliates after the Effective Date outside the performance of the Demonstration Operation and this Agreement, in each case as disclosed or provided by Nuton to Operator or its Personnel (including the EPC Manager). “Nuton Technology Processes” includes the Battery Limits.

(xx) On-Site Personnel is defined in Section 2.2(b)(i).

(yy) Operator Direct Expenses means any expenditure for the Demonstration Operation that is treated as a direct expense in accordance with generally accepted accounting principles, consistently applied.

(zz) Operator Indirect Expenses means any expenditure for the Demonstration Operation that is treated as an indirect expense in accordance with generally accepted accounting principles, consistently applied.

(aaa) Operator Provided Equipment means all Equipment necessary to perform the Demonstration Operation except for the Nuton Provided Equipment.

(bbb) Operator Provided Materials means all Materials necessary to perform the Demonstration Operation except for the Nuton Required Materials.

(ccc) Operator Provided Technology means all (i) Operator Provided Equipment; (ii) Operator Provided Materials; and (iii) other Technology owned or licensed from a Third Party by Operator and in existence as of the Effective Date or Derived, acquired or licensed from a Third Party by or for Operator after the Effective Date outside the performance of the Demonstration Operation and this Agreement, in each case of (i)-(iii) provided by Operator or its Personnel including if sourced by Operator or its Personnel from a Third Party for the Demonstration Operation.

(ddd) Permits means any permit, license, approval, consent, ruling, authorization, certification, exemption, variance, notification, waiver, right-of-way, surface use agreement, clearance or registration by or with a Governmental Authority.

(eee) Personnel means for Nuton, its and its Affiliates’ employees, agents and subcontractors and for Operator, its employees and any permitted contractors, including the EPC Manager. For clarity, Nuton’s Personnel does not include Operator or its Personnel and Operator’s Personnel does not include Nuton or its Personnel.

(fff) Processes means any and all operating processes, process recipes, process steps and sequence of process steps (including any description of any Equipment or Materials needed to execute process steps), integration processes, processes and setups related to testing, test vehicles (test designs) and related characterization and test methodologies, processes related to measurements (including the respective condition parameters) and other processes.

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(ggg) Project Data means all lab results, test results, performance data, raw data, mine data, ore delivery data, and other data or information Derived by either Party or their Personnel, or jointly by the Parties or their Personnel, when carrying out the Demonstration Operation.

(hhh) Project IP means any Technology Derived in the performance of the Demonstration Operation or in connection with this Agreement whether solely by either Party or its Personnel or jointly by the Parties or their Personnel, including all Demonstration Operation Improvements, and including all Intellectual Property Rights therein, but specifically excluding Nuton Technology and Operator Provided Technology.

(iii) Project Representative means the persons appointed by each Party in accordance with Section 2.3(c).

(jjj) Project Schedule means the schedule and time durations for performance of the stages of the Demonstration Operation as provided in Exhibit 8, which may be amended from time to time by the written agreement of the Parties.

(kkk) Purpose means the purpose of building a heap leach pad to demonstrate Nuton’s proprietary copper bio-leaching processes from the crushed ore stage through to copper cathode production under this Agreement.

(lll) Reporting Disclosure is defined in Section 5.3(a)(ii). (mmm)Secondee is defined in Section 2.2(b)(ii).

(nnn) Segregated Account has the meaning set forth in the Option Agreement.

(ooo) Site means the Mining Claims and Mining Assets described in Recital A of the Option Agreement and Exhibit A thereto.

(ppp) Stage 2 Work Program means the program to implement the Demonstration Operation, an initial draft of which shall be prepared and approved by the Parties in writing within thirty (30) days of the Effective Date and which will be included as Exhibit 9, which may be amended from time to time by the written agreement of the Parties. The Stage 2 Work Program shall include sufficient detail to enable the Parties to understand the types of work, activities, and expenses to be carried out under this Agreement.

(qqq) Stage 2 Work Program Budget means a budget covering the expenses to carry out the Stage 2 Work Program which will be included as Exhibits 11a and 11b.

(rrr) Stage 2 Work Program Funding has the meaning set forth in the Option Agreement.

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(sss) Substantive Modification(s) means any development, improvement, extension, modification or derivative impacting the features, functionality, performance, processes, quality or resulting in different operation(s), whether positive or negative, including through use of engineer(s).

(ttt) Technical Committee has the meaning set forth in the Option Agreement.

(uuu) Technology means algorithms, analyses, compounds, compositions, computer programs, computer databases, computer and software routines, conceptions, data, designs, developments, discoveries, documentation, drawings, enhancements, Equipment, formulae, formulations, ideas, Improvements, information, innovations, inventions, Know How, machines, Materials, methods, models, modifications, molecules, plans, procedures, Processes, products, programs, protocols, requirements, reports, research materials, results, show-how, simulations, software, specifications, systems, techniques, technical and scientific data, technical reports, technological developments, technology, test results, working papers, works of authorship, writings and all other materials and/or technology, whether or not patentable, copyrightable or susceptible to any other form of legal protection.

(vvv) Term means the period commencing on the Effective Date and ending on the Termination Date.

(www) Termination Date means the earlier of (i) the expiration of the Option Exercise Period, but only if Nuton decides not to exercise the Option, and subject to the rights of Nuton under Section 2.2(c) or (ii) the execution of the LLC Agreement.

(xxx) Third Party means any party except for the Parties or their Affiliates. (yyy) Third Party Claim means any claim by any Third Party against any indemnified party hereunder.

(zzz) Third Party Technology means any Technology licensed from a Third Party.

(aaaa) Trigger Event has the meaning set forth in Section 16.1.

1.2. Interpretation.

(a) Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Option Agreement.

(b) Acceptance. This Agreement is entered into in connection with the Option Agreement, provided that if the terms of this Agreement and the terms of the Option Agreement contradict, with respect to the subject matter of this Agreement the terms of this Agreement shall control. This Agreement shall control over any terms and conditions of any documentation submitted by or claims of an oral agreement or modification by either Party that varies with or conflicts with this Agreement. Acceptance is limited to the terms stated in this Agreement, and any additional or different terms are rejected and void unless expressly agreed to in writing by the Parties. Headings are for convenience only and do not affect interpretation.

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(c) Joint Preparation. This Agreement shall be construed according to its fair meaning, as a whole, as if the Parties had prepared it jointly, not as if prepared by one of the Parties, and as if each Party was represented by competent counsel.

(d) Construction. Unless the context otherwise clearly requires, (i) references to the plural include the singular, and references to the singular include the plural; (ii) references to one gender include any other gender; (iii) the words “include,” “includes,” and “including” do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation” whether or not stated; (iv) the terms “hereof,” “herein,” “hereunder,” “hereto,” and similar terms refer to the Agreement and not to any particular provision of the Agreement; (v) “or” is used in the inclusive sense of “and/or”; (vi) if a word or phrase is defined, then its other grammatical or derivative forms have a corresponding meaning; (vii) a reference to an agreement or document (including a reference to this Agreement) is to the agreement or document as amended, supplemented, modified, restated, or replaced, except to the extent prohibited by this Agreement or such other agreement or document; (viii) a reference to a statute, code, act, legislation, ordinance, or to a provision thereof includes a modification, amendment, or substitution thereof, the rules and regulations promulgated thereunder, and the formal interpretations issued in accordance therewith; (ix) unless otherwise stated, words that have a well-known technical, engineering or mining industry meaning are used in accordance with such recognized meaning; (x) unless otherwise specified, the terms “day” and “days” mean and refer to calendar day(s); (xi) unless otherwise specified, the terms “month” and “months” mean and refer to calendar month(s); and (xii) unless otherwise specified, the terms “year” and “years” mean and refer to calendar year(s). The use of “Guarantor” in some clauses and not in others is just for clarification, and shall not be read as limiting their application in other clauses as directed by Section 15.

(e) Good Faith. Unless otherwise specified, if any provision of this Agreement contemplates that the Parties shall negotiate or agree to any matter after the Effective Date, then such provision shall be construed to include an obligation of the Parties to negotiate to reach an agreement in good faith within the terms and intent of this Agreement and to confirm such agreement in writing.

(f) Incorporation by Reference. Unless otherwise specified, (i) any reference to any document, instrument or agreement includes and incorporates all exhibits and other attachments thereto and (ii) all references to Sections and Exhibits are to the Sections and Exhibits of this Agreement.

(g) Headings. The headings of this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

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2. Conduct of the Demonstration Operation.

2.1. Scope. The Parties will collaborate to conduct the Demonstration Operation as set forth herein. The rights and obligations of the Parties regarding the conduct of Exploration and Mining Operations are set forth Article 4 of the Option Agreement.

2.2. Site Access.

(a) Nuton agrees that when accessing the Site, it must (i) comply with all policies, directions, rules or procedures made known to it and which are in effect at the Site, including those relating to security, workplace health and safety, and compliance with Environmental Law; (ii) act reasonably and avoid any unnecessary interference with the Personnel or business of Operator; and (iii) only access those parts of the premises or facilities at the Site as reasonably necessary for the purposes of the Demonstration Operation. Operator agrees to provide Nuton Personnel sufficient information, such as in the form of training, videos, manuals or other overviews, for such Nuton Personnel to adhere to applicable health, safety and environment standards at the Site. If Nuton Personnel fail to comply with any of the requirements of Operator, then Operator may at its discretion deny that person or those persons access to the Site or permit such access subject to reasonable terms and conditions and with reasonable notice to the applicable Project Representative.

(b) Site Access During the Demonstration Operation.

i. Operator acknowledges and agrees that during the Demonstration Operation, Nuton shall have the right to designate two (2) Nuton Personnel to be resident at the Site on a full-time basis, without invoking the procedures of Section 2.2(b)(ii) (the “On-Site Personnel”), provided that the identity and qualifications of such Nuton Personnel shall be provided to Operator in advance. Should Nuton determine that more than two (2) On-Site Personnel are required at the Site on a full-time basis, the Parties may agree to increase the number of On-Site Personnel through written mutual consent. On-Site Personnel shall be entitled to monitor, advise, evaluate through independent assays and tests, and lend technical support to Operator regarding the Demonstration Operation. In no circumstances shall the On-Site Personnel direct, manage or conduct any Operator obligations to be performed under Section 2.5 this Agreement.

ii. Operator and Nuton acknowledge that, to support the Demonstration Operation, it may be necessary or convenient to appoint or assign Nuton Personnel to short- or long-term secondments with Operator at the Site (each person so appointed or assigned, a “Secondee”) for one or more of the following purposes: (i) to work on a term assignment as a member of Operator’s project team specific to the Demonstration Operation; (ii) to provide support, analysis, know-how, and troubleshooting for the Demonstration Operation; (iii) for training and development of such Operator’s project team; and (iv) for such other purposes as may be determined by the Parties. Nuton shall be entitled, at its discretion, to nominate a minimum of two (2) Secondees and may, with the prior written consent of Operator or at Operator’s request, nominate additional Secondees, provided that the identity of each Secondee so appointed or assigned and the terms of the applicable secondment, including the entity and position to which such Secondee is assigned, shall be subject to the Parties’ mutual consent (not to be unreasonably withheld, conditioned or delayed). Nuton shall be entitled to reimbursement of all costs of compensation and benefits of Secondees, together with any other costs associated with such Secondees’ appointments, assignments, or activities pursuant to this Section 2.2(b)(ii). Each Secondee shall be a fully participating member of Operator’s project team and have reasonable rights to attend and participate in Operator meetings, including meetings with third-party consultants and service providers, including the EPC Manager, concerning the Demonstration Operation. For the period of any such secondment, the Secondee shall remain an employee of Nuton (or, if applicable, an Affiliate thereof), and Nuton shall, or shall cause its applicable Affiliate to, remain responsible for all costs, expenses and obligations associated with such employment, including all wages and salaries.

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iii. Nuton Personnel intending to access the Site other than the On-Site Personnel and the Secondees may access the Site, provided that Nuton has first given five (5) Business Days’ prior notice to Operator of such intent (unless otherwise agreed in writing). Nuton acknowledges and agrees that such access shall be limited to reasonable times during normal working hours and shall not be exercised when Operator acting reasonably determines that such access would interfere with any program of work or Operator Personnel. With the prior written consent of Operator, not to be unreasonably withheld, Nuton Personnel other than the On-Site Personnel and the Secondees may access the Site on consecutive days for an extended period of more than one (1) day. In no circumstances shall the additional Nuton Personnel under this Section 2.2(b)(iii) direct, manage or conduct any Operator obligations to be performed under Section 2.5 this Agreement. Operator acknowledges and agrees that any On-Site Personnel and Secondees will be resident at the Site during all or part of the Demonstration Operation and are excluded from the notice requirements in this Section.

iv. Operator shall provide the On-Site Personnel, any Secondees, and the Nuton Personnel under Section 2.2(b) with access to internet and telecommunication services; first aid or other health and safety facilities; and office space or a dedicated location for a temporary trailer at the Site.

v. On-Site Personnel, Secondees, and Nuton Personnel under Section 2.2(b) shall adhere to the health, safety, and environment standards for the Site while they are on Site. Operator shall have the right raise concerns regarding any On-Site Personnel, Secondees, or Nuton Personnel to the Management Committee and to eject any On-Site Personnel, Secondees, or Nuton Personnel who do not adhere to the Operator Supplier Code of Conduct attached as Exhibit 14 or who otherwise cause disruption at the Site. For greater certainty, none of the On-Site Personnel, Secondees, and Nuton Personnel under Section 2.2(b) shall be considered Representatives of Operator.

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(c)               In the event Nuton does not exercise the Option in accordance with Article 3 of the Option Agreement, Operator shall continue to provide Site access to Nuton Personnel after the termination of the Option Agreement for a period of eighteen (18) months following termination for Nuton’s further evaluation of the Demonstration Heap and Demonstration Operation, including but not limited to evaluation of irrigation, stacking, drain down, and to carry out final residue drilling, all of which will be at Nuton’s sole expense and provided that such evaluation does not disrupt Operator’s ongoing operations after the termination of the Option Agreement. The Parties agree that this Section 2.2(c) expressly amends Operator’s obligations under Section 3.2(a) of the Option Agreement only with respect to Nuton’s access to the Site after the Term. This Section 2.2(c) shall survive the termination of the Option Agreement and the Termination Date.

2.3. Joint Obligations. Each Party must during all of the Milestones:

(a) work together collaboratively and cooperatively for the successful conduct of the Demonstration Operation;

(b) work together collaboratively and cooperatively and use reasonable commercial efforts to adhere to the Project Schedule, Stage 2 Work Program Budget, and Stage 2 Work Program;

(c) designate a Project Representative to direct the day-to-day obligations of their appointing Party in relation to the Demonstration Obligation. Each Project Representative shall act at the direction of their appointing Party in furtherance of the good and orderly advancement of the Demonstration Operation in accordance with this Agreement and within the limits of the Project Schedule, Stage 2 Work Program Budget, and Stage 2 Work Program. In the event the Project Representatives are unable to agree on a particular issue, the Project Representatives shall refer the matter to the Management Committee or Technical Committee, as provided in Section 4;

(d) carry out the obligations allocated to it under this Agreement in accordance with the Project Schedule (i) in a proper and professional manner exercising all reasonable care, diligence, and attention and (ii) in accordance with all applicable Laws and industry standards;

(e) devote sufficient time, attention, and qualified Personnel to the Demonstration Operation and use only Personnel that have the relevant skills and expertise to carry out the Demonstration Operation;

(f) work together to establish and develop design criteria in accordance with the Base Conditions, including but not limited to stacking rates, expected copper cathode production, solution management, aeration management, and ore delivery planning;

(g) monitor, discuss, and consider Equipment parameters, Materials, and heap conditions to optimize performance of the Demonstration Operation; and

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(h) develop consistent messaging and communication criteria for disclosing the results of the Demonstration Operation and issuance or release of information to the public in accordance with Section 8.2.

2.4. Nuton Obligations during the Demonstration Operation. Nuton shall in accordance with the Project Schedule:

(a) provide the Nuton Technology Package;

(b) oversee the procurement, fabrication, and delivery of Nuton Provided Equipment;

(c) provide and update as needed Battery Limits for the performance of the Nuton Technology Processes in the Demonstration Operation;

(d) review and consider for approval (at Nuton’s discretion, acting reasonably) any requests from Operator to modify the Nuton Technology Package or Nuton Technology Processes (including the Battery Limits);

(e) review and approve, in the context of the Nuton Technology Processes, the operational readiness plan;

(f) review and approve, in the context of Nuton Technology Processes, Battery Limits, and Base Conditions, Operator’s design, and the compatibility of Operator Provided Equipment, including without limitation the heap leach pad for the Demonstration Heap and needed utilities, provided that Operator shall be solely responsible for environmental compliance, including compliance with Environmental Law, and the management, disposal, and treatment of Hazardous Materials at the Site;

(g) develop the operational documentation and training documentation, as specified in the operational readiness plan, necessary to train appropriate members of Operator Personnel on Site-specific standard operating procedures related to the Nuton Technology Processes to be used in the Demonstration Operation, the Nuton Provided Equipment, the Base Conditions, laboratory assays, and in the use of the Nuton Required Materials and obtain Management Committee approval of said training;

(h) review periodically the execution and operation of the Demonstration Operation either with the EPC Manager, as a member of the Management Committee or Technical Committee, or alone, including construction, commissioning, operations and output to ensure the work carried out by Operator or its Personnel aligns with the Stage 2 Work Program, Base Conditions, and any other relevant documents;

(i) carry out regular monitoring and testing supplemental to that being undertaken by Operator to confirm the Demonstration Operation adheres to the Base Conditions, Nuton Technology Processes (including the Battery Limits) and Nuton Technology Package;

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(j) provide on-site and remote technical and operational support as needed for Nuton Provided Equipment and any part of the Demonstration Operation during construction, commissioning, and operation; and

(k) provide recommendations and advice to improve the function of the Demonstration Operation as needed.

2.5. Operator Obligations during the Demonstration Operation. Operator shall in accordance with the Project Schedule:

(a) engage, oversee, and manage the EPC Manager who shall be responsible for basic and detailed engineering, construction, and commissioning of the Demonstration Operation in accordance with the Base Conditions, Nuton Technology Processes (including the Battery Limits), and Nuton Technology Package;

(b) ensure that construction commences and is completed in accordance with the Project Schedule, Stage 2 Work Program, Stage 2 Work Program Budget, and Base Conditions;

(c) procure and provide all Operator Provided Equipment necessary for the construction, commissioning, and operation of the Demonstration Operation;

(d) procure and provide as necessary for construction, commissioning and operation of the Demonstration Operation: (i) all Operator Provided Materials; (ii) all Nuton Required Materials not provided by Nuton, provided that Nuton shall ensure that Operator is provided with all details regarding the Nuton Required Materials reasonably requested by Operator including exact specifications, quantities and expected rate of consumption (for re-supply), in order to ensure that the required specifications of such Nuton Required Materials and Nuton Technology Package are satisfied; and (iii) all utilities;

(e) develop the operational readiness plan in consultation with Nuton, which shall set forth the list of all operational documentation and activities, and include the accountability and timing for developing and executing those documents or activities;

(f) develop operational documentation in consultation with Nuton, as specified in the operational readiness plan, including standard maintenance and operating procedures as well as corresponding training materials for the Demonstration Operation;

(g) train Operator Personnel to operate and maintain the Demonstration Operation;

(h) ensure that the Demonstration Operation is operated by suitably qualified and trained Personnel in sufficient number to reasonably meet agreed upon timelines and that such Personnel operate and maintain Equipment used in the Demonstration Operation and adhere to the Nuton Technology Package, Nuton Technology Processes (including the Battery Limits), and Base Conditions;

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(i) adhere to the Base Conditions;

(j) provide basic maintenance supplies and spare parts as needed to ensure functionality of Equipment. Operator shall notify Nuton promptly in the event any Nuton Provided Equipment is damaged or is in need of replacement or repair beyond routine maintenance;

(k) provide onsite laboratory testing as mutually agreed by the parties to ensure timely monitoring of the Demonstration Heap and Demonstration Operation, including AA, shake flask testing, heated shake flask testing, XRF, hot plate digestion, optical microscope, titrations (acid and ferrous) and such other testing capabilities, provided that Nuton acknowledges that many of these tests do not presently exist and the Stage 2 Work Program Funding and Stage 2 Work Program Budget will include funding to ensure the laboratory has the required testing capabilities;

(l) on an ongoing manner at a cadence determined by the Technical Committee, deliver all Demonstration Results, Project IP, and Project Data to Nuton, including providing Nuton:

i. digital copies of all raw Project Data generated from the Demonstration Operation in native format;

ii. laboratory testing results generated from the Demonstration Operation as the results become available;

iii. all mine data generated from the Demonstration Operation to validate ore delivery data and cathode production; and

iv. any other Know How, Processes, documents, and files (physical and electronic) related to Project IP and Demonstration Results, reasonable assistance embodying or pertaining to the foregoing including physical access to such information, during a timeline agreed upon by the Parties and additionally upon Nuton’s reasonable request, and training and assistance in understanding the deliverables as reasonably requested by Nuton;

(m) consistently maintain and calibrate Equipment in accordance with Nuton or manufacturer instructions needed to obtain metallurgical accounting and provide sufficient metallurgical accounting of Site operations to allow for accurate accounting of copper produced from the Demonstration Operation, including the ability to distinguish copper produced from Demonstration Operation from that produced by any other process;

(n) except as specified as a Nuton obligation under Section 4.1, perform all tasks and activities necessary to perform the engineering, construction, commissioning, and operation of the Demonstration Operation;

(o) seek Nuton’s approval for any changes to or deviations from the Nuton Technology Package or Nuton Technology Processes (including the Battery Limits) arising during basic or detailed engineering, procurement, construction, or operation of the Demonstration Operation and only make such changes or deviations with Nuton’s prior written approval;

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(p) seek Nuton’s approval for any changes to or deviations from the Base Conditions arising during basic or detailed engineering, procurement, construction, or operation of the Demonstration Operation and only make such changes or deviations with Nuton’s prior written approval;

(q) (A) timely make all Land Holding Payments and any other payments and filings necessary to maintain Operator’s property rights with respect to any portions of the Site used in the Demonstration Operation and (B) not release, abandon, surrender, allow to lapse or reduce any portion of the Site used in the Demonstration Operation without the prior written consent of Nuton, such consent not to be withheld, modified or delayed unreasonably;

(r) manage, direct, and conduct all activities at the Site related to (and retain exclusive authority with respect to) environmental compliance, including compliance with Environmental Law, and the management, disposal, and treatment of hazardous materials at the Site; and

(s) prepare and deliver to Nuton the quarterly reports, the Milestone Reports and the Stage 2 Monthly Reports required under Section 2.1(d)(ii), Section 2.2(b)(iii) and Section 2.2(e) of the Option Agreement.

2.6. Timeline for Construction and Operation of Demonstration Operation. The Parties shall each diligently, collaboratively, and in good faith perform their respective obligations to facilitate the engineering, procurement, construction, commissioning, and operation of the Demonstration Heap and Demonstration Operation in accordance with the Project Schedule. The Parties shall diligently perform their obligations hereunder in such a manner that the Demonstration Operation will be completed within 48 months from the date that mining for use in the Demonstration Operation begins.

2.7. Sale of Copper Products Produced from Stage 2 Work Program. The provisions contained in Section 2.4 of the Option Agreement relating to the sale of Copper Products and distribution of Copper Revenue are hereby incorporated into, and shall also apply under, this Agreement. A budget containing the reasonably estimated Nuton Costs is attached hereto as Exhibit 12.

3. Payment Obligations.

3.1. Together, the Stage 2 Work Program Funding and Infrastructure Access Payment shall constitute the funding provided by Nuton for the Demonstration Operation, provided that there is no obligation on Operator to use the Infrastructure Access Payment to fund the Demonstration Operation.

3.2. Within thirty (30) days following the Effective Date, Operator shall prepare and Nuton shall approve the Stage 2 Work Program Budget for the portion of the Stage 2 Work Program commencing on the Effective Date and ending on December 31, 2024, which budget shall be incorporated as Exhibit 11a.

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3.3. Prior to December 1, 2024, the Parties shall prepare and agree upon the Stage 2 Work Program Budget for the portion of the Stage 2 Work Program commencing on January 1, 2025 and continuing through the remainder of the Term, which budget shall be incorporated as Exhibit 11b.

3.4. The Parties agree to follow the quarterly invoicing and payment process provided in Section 2.2(d) of the Option Agreement. Payments pursuant to this Section 3 shall be made by wire transfer of immediately available funds into the Segregated Account in accordance with Section 2.5 of the Option Agreement. Operator shall maintain complete and accurate books of account and other records relating to the Stage 2 Work Program and Nuton shall have audit rights in accordance with Section 2.6 of the Option Agreement.

3.5. Nothing in this Section 3 shall be interpreted to modify, limit, or supersede all or any part of Operator’s obligations under Section 2.2(d) of the Option Agreement, including Operator’s obligation to prepare annual budgets, which obligations are expressly in addition to those set forth in this Section 3.

4. Committees.

4.1. Management Committee. Pursuant to the Option Agreement, the Parties have established a management committee (“Management Committee”). The Parties agree that this Agreement hereby amends Section 2.3(b) of the Option Agreement and any mandate for the Management Committee. In the event the terms of this Section 4.1 and Section 2.3 of the Option Agreement, or any Management Committee mandate or charter, contradict, the terms of this Agreement shall control with respect to the subject matter of this Agreement. A quorum of the Management Committee is a minimum of one (1) member appointed by each Party. Decisions of the Management Committee must be unanimous by those members in attendance. The Management Committee shall meet monthly (either in person or virtually), unless otherwise agreed by the Management Committee, to:

(a) implement and discuss performance of the non-technical components of the Demonstration Operation;

(b) upon request by Nuton, evaluate whether a disagreement between the Parties regarding metallurgical accounting of copper produced from the Demonstration Operation in accordance with Section 2.5(c)(vi) should be referred to an independent laboratory for testing or confirmation at Nuton’s expense;

(c) modify and adjust the Milestones and Milestone Time Periods;

(d) review matters referred from the Technical Committee relating to the performance of Personnel, including the EPC Manager working on the Demonstration Operation;

(e) resolve disagreements within the Technical Committee; and

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(f) discuss any other matter agreed by the Parties to be within the remit of the Management Committee.

If a matter cannot be resolved by the Management Committee, then the Parties agree that they shall endeavor for a period of two (2) weeks to resolve the disputed matter by negotiation, including referring the matter to the Chief Executive Officer of each of the Parties, or another senior level executive, for discussion and resolution. The two (2) week period may be extended by agreement of the Parties. In the event the disputed matter is not successfully resolved within the two (2) week period provided herein, then the Parties shall follow the Dispute Resolution provisions as set out in Section 11 of this Agreement.

4.2. Technical Committee. Pursuant to the Option Agreement, the Parties established a technical committee (“Technical Committee”). The Parties agree that this Agreement hereby amends Section 2.3(a) of the Option Agreement and any mandate for the Technical Committee. In the event the terms of this Section 4.2 and Section 2.3 of the Option Agreement, or any Technical Committee mandate or charter, contradict, the terms of this Agreement shall control with respect to the subject matter of this Agreement. A quorum of the Technical Committee is a minimum of one (1) member appointed by each Party. Decisions of the Technical Committee must be unanimous by those members in attendance. If a matter cannot be resolved by the Technical Committee, then the Parties agree to raise the issue with the Management Committee.

(a) The Technical Committee shall meet weekly (either in person or virtually), unless otherwise agreed by the Technical Committee, to review the following:

i. issues of a technical nature that cannot be resolved in advance by the Parties, including but not limited to management of the Base Conditions and use of the Nuton Technology;

ii. implementation and performance of the technical components of the Demonstration Operation;

iii. Equipment and Materials provided by either Party;

iv. Demonstration Results, Project IP, and Project Data obtained by either Party;

v. the performance of Personnel, including the EPC Manager, working on the Demonstration Operation and elevate performance issues to the Management Committee, as appropriate;

vi. lab, Equipment or assay results related to the Demonstration Operation and related to determining metallurgical accounting of copper produced from the Demonstration Operation, including the ability to distinguish copper produced from Demonstration Operation from that produced by any other process; and

vii. the progress of the Demonstration Operation against the Stage 2 Work Program Budget and Stage 2 Work Program; and

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viii. any other topic as directed by the Management Committee.

(b) The Technical Committee shall develop a protocol to cross-validate samples from the Demonstration Heap and other components of the Demonstration Operation at a third-party laboratory.

(c) The Technical Committee shall provide monthly reports by email to the Management Committee summarizing the key topics and issues considered and decided by the Technical Committee in the previous month.

4.3. Role of Committees. Neither the Technical Committee nor the Management Committee will engage, or be deemed to engage, in any activities related to operations at the Site. In addition, having representatives of Nuton on the Technical Committee and the Management Committee will not render Nuton an operator of the Site by virtue of service on the Technical Committee or the Management Committee, as applicable.

5. Intellectual Property.

5.1. Grant of Limited License to Nuton Technology.

(a) Limited License Grant. Subject to the terms and conditions of this Agreement, during the Term, Nuton hereby grants to Operator and Operator accepts, a non-exclusive, revocable (but only if terminated in accordance with this Agreement or the Option Agreement), non-transferable right and license (“Limited License”) to use the Nuton Technology solely at the Site for the Demonstration Operation for the Purpose.

(b) Sublicense. Operator may only sublicense its rights in Section 5.1(a) to Operator’s Personnel actively working on the Demonstration Operation at the Site provided that prior written consent has been obtained from Nuton; such consent may be granted in Nuton’s reasonable discretion. Operator agrees to be responsible for the acts and omissions of its Personnel. Operator acknowledges and agrees that it will be reasonable for Nuton to withhold consent to Personnel who currently support or have at any time supported projects that use novel leach or third party technologies relating to leaching. All sublicenses will: (i) be issued in writing; (ii) to the extent applicable, include the rights for Nuton to enforce any misuse of the Nuton IP directly against any such contractors; and (iii) include the terms required in Sections 5.1(e), 5.3(a) and 6.1(a).

(c) Non-Assignable/Non-Transferable. The Limited License is personal to Operator and shall not be assigned, in whole or in part, unless this Agreement is assigned as permitted in Section 19.4. Prior to requesting Nuton to approve any assignment, Operator shall obtain from such assignee a written instrument, in form and substance reasonably acceptable to Nuton, agreeing to be bound by all the terms and provisions of this Agreement in the event of such an assignment. On assignment of this Agreement and the Limited License, Operator’s rights under the Agreement and Limited License shall terminate and the assignee shall become “Operator” hereunder, and the assigning “Operator” shall cease all use of the Nuton IP. However, any assignment of this Agreement and the Limited License shall not release Operator from (i) its duties and obligations hereunder concerning assignment of Project IP, Demonstration Results, and Project Data to Nuton and the non-disclosure and non-use of the Nuton IP by Operator or its Personnel (including the EPC Manager) or (ii) damages to Nuton resulting from, or arising out of, this Agreement (whether before or after assignment) including as a result of performance of duties or obligations by Operator or its Personnel (including the EPC Manager). In addition, Operator covenants that Operator will not grant a security interest in the Nuton IP to any third party, including any creditor.

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(d) Amounts Due. The Limited License is not royalty-bearing but is in consideration of the right to perform the Demonstration Operation as set forth herein.

(e) Limited Copying. Operator shall not at any time, without Nuton’s prior written consent, copy, duplicate, record, or otherwise reproduce the Nuton IP, in whole or in part, or otherwise make the same available to any unauthorized person; provided, that, the Limited License does include the limited right to copy, duplicate, or otherwise reproduce any Demonstration Results or documents in the Licensed Nuton IP in whole or in part in connection with, and to the extent it is necessary and essential for, the performance of the Demonstration Operation for the Purpose so long as all such copies, duplicates, or reproductions contain all legal and proprietary rights notices on the originals, are accounted for, are kept at the Site, and are treated as Licensed Nuton IP and Nuton’s Confidential Information. Operator shall not remove or delete any copyright markings on any drawings and documentation in the Licensed Nuton IP.

(f) Limitations.

i. The Parties intend for the Limited License to be revocable (but only if terminated in accordance with this Agreement or the Option Agreement) and limited to use for the Term and do NOT intend for it to be an absolute conveyance of any intellectual property or other rights related to the Licensed Nuton IP.

ii. The Limited License is only a use license and does not include the right to otherwise Exploit the Licensed Nuton IP.

iii. Operator shall not, and shall not permit any Personnel (including the EPC Manager) or other Third Party to, use the Licensed Nuton IP for any purpose other than for the Demonstration Operation for the Purpose.

iv. Except as approved in writing in advance by Nuton, Operator shall not, and shall not permit any Personnel (including the EPC Manager) or affirmatively permit any Third Party to, use the Licensed Nuton IP:

A. In combination with the IPR of any Third Party except as expressly permitted in the Base Conditions and Nuton Technology Package;

B. in any expansion or enlargement of the Demonstration Operation beyond what is described on Exhibit 2 at the Site or any locations outside of the Site;

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C. to enhance, or in any improvements, modifications, and/or derivatives of, the design or operation of any machinery, equipment, or process or the manner in which any such machinery, equipment, or process is fabricated, assembled or used other than the Nuton Technology; or

D. to: (1) file a patent application or to provoke interference with any patent application or invalidation of any issued patents which Nuton or its Affiliates have filed or will file or any improvements thereof; (2) amend any claim in any pending patent application to expand the claim to read on, cover or dominate any invention (whether or not patentable) disclosed or suggested in the Licensed Nuton IP; or (3) publish, make public, or otherwise cause prior art or prior use to come into existence, which would interfere with any patent application filed by Nuton or its Affiliates.

The foregoing does not limit Operator outside of use of the Licensed Nuton IP.

(g) Reservation of Rights. All rights not specifically granted herein are reserved to Nuton and its Affiliates, which may at all times fully and freely exercise the same. Nothing in this Agreement will be construed as granting to Operator, its Affiliates, Personnel (including the EPC Manager), or any other Third Parties any right, title, or interest in, to or under any IPR or Technology of Nuton or its Affiliates other than as expressly agreed by the Parties in writing in this Agreement. Nuton does not grant any other rights by implication, estoppel, or otherwise. Without limiting the generality of the foregoing, Operator shall not, and shall not permit its Personnel (including the EPC Manager), its Affiliates, or any other Third Party to, use any Trademarks of Nuton or its Affiliates or copy (except to the extent permitted above), adapt, reverse engineer, decompile, disassemble, or modify the Nuton IP, in whole or in part.

5.2. Nuton Provided Equipment Lease.

(a) Subject to the terms and conditions of this Agreement, during the Term, Nuton hereby leases the Nuton Provided Equipment to Operator solely for use by Operator and its Personnel as installed at the Site (the “Lease”) for the Demonstration Operation for the Purpose, and for each piece of Nuton Provided Equipment this means use as required to perform the applicable tasks for which the Nuton Provided Equipment is leased, pursuant to their operation and maintenance manuals and this Agreement. To the extent the Nuton Provided Equipment contain(s) software, the lease of the Nuton Provided Equipment includes a non-exclusive, non-transferable license, without right of sublicense, solely to use the software for Operator’s use of the applicable Nuton Provided Equipment as set forth herein during the Term; provided, however, that if a different software license accompanies the Nuton Provided Equipment, such license shall control. Operator will not remove the Nuton Provided Equipment from the Site without Nuton’s advance written consent. The Parties will coordinate for delivery and installation of the Nuton Provided Equipment at the Site. Nuton will use commercially reasonable efforts to deliver the Nuton Provided Equipment to the Site in good working order. Operator shall store the Nuton Provided Equipment in a safe and secure location after delivery until installation begins. Nuton will provide to Operator any available operation, training, and maintenance manuals for the Nuton Provided Equipment, and Operator agrees to operate the Nuton Provided Equipment in accordance with such manuals.

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(b) The Parties each acknowledge and agree that it is the intent of the Parties that this Agreement is intended as a true lease for purposes of Section 1-203 and Article 2A of the Uniform Commercial Code and that Nuton will remain the owner of the Nuton Provided Equipment (as between the Parties) throughout the Term.

(c) Operator shall not, and shall not permit any Personnel (including the EPC Manager) or other Third Party to, without Nuton’s prior written consent, (i) modify, reverse engineer, decompile, create other works from, alter, move, disassemble, repair, or replace the Nuton Provided Equipment (or any software therein), or remove any labels or notices on the Nuton Provided Equipment; (ii) sell, lease, license, rent, pledge, mortgage, or otherwise encumber the Nuton Provided Equipment or any part thereof; (iii) attach or affix any temporary or permanent branding, marketing, or logo of Operator to the Nuton Provided Equipment or remove any temporary or permanent branding, marketing, or logo of Nuton on the Nuton Provided Equipment; or (iv) attach or affix the Nuton Provided Equipment to the Site or any other goods therein in such a manner as to become part of the Site or such other goods (unless later separable). Operator shall not permit any Personnel (including the EPC Manager) or other Third Party to use the Nuton Provided Equipment for any reason other than Demonstration Operation, without the express prior written consent of Nuton. Only Personnel of Operator may use the Nuton Provided Equipment for the Demonstration Operation. Nuton Provided Equipment shall be marked or otherwise adequately identified by Operator as property of Nuton for use only as set forth herein.

(d) Nuton will insure the Nuton Provided Equipment while at the Site. Operator shall return the Nuton Provided Equipment, or make it available for collection, on completion of the Demonstration Operation, in functioning use ordinary wear and tear excepted, provided that in the event the Option is exercised and LLC Agreement is formed, the Nuton Provided Equipment shall be dealt with under the terms of the LLC Agreement.

5.3. Nuton IP.

(a) Ownership.

i. Without limiting any other available remedy, Nuton owns all rights, title, and interest in and to all Nuton IP, including all Project IP, Demonstration Results, and Project Data, including all IPR therein, including if created in violation of this Agreement.

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ii. Operator and Guarantor, as applicable, for itself and its Personnel (including the EPC Manager), hereby, now and in the future, transfer and assign to Nuton, on Derivation, all right, title, and interest in Project IP, Demonstration Results, and Project Data, including all IPR therein, in any form or medium and regardless of the state of completion. Subject to the terms and conditions of this Agreement, in addition to the terms of Section 5.3(b)(ii) below, Nuton hereby grants back to Operator on an AS IS basis a nonexclusive, limited, irrevocable (so long as Operator complies with the terms hereof) license to use the Project Data solely to (A) prepare, or have prepared using Operator’s advisors, reports required by applicable Law for Operator and Guarantor and (B) support Operator’s operations at the Site during the Term. Operator may retain a copy of the Project Data for such purposes, so long as such Project Data is treated as Nuton’s Confidential Information; provided, however, that if Operator reasonably believes that it is required by Law to publicly disclose a report prepared by or for Operator using Project Data pursuant to the foregoing license (including National Instrument 43-101 - Standards of Disclosure for Mineral Projects reporting and other general mine operation reporting) (a “Reporting Disclosure”), then Operator shall provide such report to Nuton for review and comment not less than seven (7) business days prior to the report’s anticipated filing date, which date Operator shall provide to Nuton concurrently with its delivery of the report to Nuton. Operator shall accept all Nuton comments to the report relating to the Project Data unless, in the opinion of legal counsel, the acceptance of such comments would make the report non-compliant with applicable Law, in which case Operator may reject such Nuton comments to such extent. Operator shall not be required to delay filing of a report past the applicable regulatory filing deadline to accommodate Nuton’s review, provided that Operator has timely provided the report to Nuton as set forth in this paragraph. The portion of any Project Data publicly disclosed in a report pursuant to this paragraph shall cease to be considered Nuton’s Confidential Information (but shall still be Project Data owned by Nuton). All Project Data not so disclosed shall continue to be Confidential Information.

iii. Operator and Guarantor, as applicable, will ensure that all of the Personnel (including the EPC Manager) who access or are provided access to any Nuton IP or who Derive any Project IP, Demonstration Results, and Project Data have entered into written agreements with Operator or Guarantor, as applicable, covering confidentiality consistent with the requirements of this Agreement and whereby Operator or Guarantor, as applicable, will have all rights (including without limitation all IPR), whether as “work made for hire” or by assignment, in Project IP, Demonstration Results, and Project Data as are necessary to support Operator’s obligations under this Agreement. For the avoidance of doubt, this obligation applies to Operator’s and Guarantor’s engagements with and agreements between it and the EPC Manager. Operator and Guarantor, as applicable, agree to execute and deliver without further consideration any further applications, assignments, or other documents, and to perform such other lawful acts as Nuton may reasonably request to fully secure and/or evidence the rights or interests in this Section. Without limiting the foregoing, Operator and Guarantor, if applicable, will enter into the form of agreement attached hereto as Exhibit 13 with the EPC Manager prior to the EPC Manager having any access to Nuton Technology or Nuton’s Confidential Information.

(b) Limited Right to Make Substantive Modifications and License Back to Demonstration Operation Improvements.

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i. Notwithstanding the generation of Project IP, Operator is not permitted to implement Substantive Modifications to the Nuton Technology Package, Base Conditions, or to the Demonstration Operation as implemented pursuant to the Nuton Technology Package or Base Conditions unless expressly permitted in writing by Nuton in advance, including by permission of Nuton after discussions at the Technical Committee. Operator acknowledges that the success of the Demonstration Operation requires Operator to follow Nuton’s requirements with respect to the Nuton Technology Package, and Base Conditions. Contingent on Nuton’s express written consent with respect to the applicable Demonstration Operation Improvements to be licensed to implement a change approved under this Section, the Limited License shall be deemed extended to include a grant of a non-exclusive, revocable (but only if terminated in accordance with this Agreement or the Option Agreement), non-transferable right and license to Operator to use such Demonstration Operation Improvements agreed by Nuton in writing within the same limited scope set forth in the Limited License on an AS IS basis. For clarity, Operator will have no rights to use any Demonstration Operation Improvements without Nuton’s prior written consent.

ii. The Limited License shall also be deemed to include a grant of a non-exclusive, revocable (but only if terminated in accordance with this Agreement or the Option Agreement), non-transferable right and license to Operator to use Project Data within the same limited scope set forth in the Limited License on an AS IS basis. For clarity, Operator and its Personnel (including the EPC Manager) will have no rights to Exploit any Project Data (beyond such limited use rights and the rights in Section 5.3(a)(ii)).

iii. Except as expressly permitted in subsections (i) and (ii) above and in Section 5.3(a)(ii), Operator and Guarantor, as applicable, and its Personnel (including the EPC Manager) have no rights to Exploit any Project IP, Demonstration Results or Project Data without a subsequent license extended as part of a commercial deployment agreement.

5.4. No Commercial Rights. Operator acknowledges and agrees that Operator’s construction, commissioning, and operation of the Demonstration Operation and performance of the Demonstration Operation, as well as its testing, evaluation, and any other deployment or use of any of the Licensed Nuton IP is for the purposes of trial and experimentation, and does not constitute a commercial use, sale, or offer of sale of the Nuton IP or any part thereof. For the avoidance of doubt, any sale of copper (in any form) produced because of the Demonstration Operation does not constitute a commercial use, sale, or offer of sale of the Nuton IP, including any Demonstration Operation Improvements.

5.5. Delivery. Unless otherwise stated in the Agreement, all Nuton Technology licensed to Operator herein or delivered hereunder will be delivered electronically, or by carrier, DDP Site (Incoterms 2020).

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6. Confidentiality.

6.1. Obligations.

(a) No Party may disclose the existence or terms of this Agreement without the prior written consent of the other Party, which consent shall be at the other Party’s sole discretion; provided that a Party may make such disclosures (i) to lenders, royalty and stream holders, Affiliates, and Representatives who or which have a need to know such information and (ii) as, in the opinion of its counsel, are required by any applicable Laws, Exchange rule, existing contract, or legal process; provided, however, that in case of disclosure under subpart (ii), the disclosing Party shall promptly notify the other Party of such request or requirement, so that the other Party may seek an appropriate protective order or waive compliance with the Agreement. In the absence of a protective order or the receipt of a waiver, the disclosing Party will give the other Party written notice (unless prohibited by Law) of the information to be disclosed as far in advance as practicable and exercise all reasonable efforts to obtain reliable assurance that confidential treatment shall be afforded to that information. The Parties understand that Excelsior Canada will be required to publicly file the Agreement with Canadian securities regulators via SEDAR, within 10 days of the date of first public announcement by Excelsior Canada of the existence of the Agreement, provided that Excelsior Canada and Nuton will have the opportunity to redact any portions of the Agreement permitted to be redacted pursuant to Canadian National Instrument 51-102. In the event any portion of the Agreement is so redacted and Excelsior Canada is subsequently required to file the Agreement with the Securities and Exchange Commission (“SEC”), Excelsior Canada agrees to make a confidential treatment request to the SEC if an unredacted version of the Agreement would otherwise be required to be filed with the SEC, and the Parties will act reasonably in ensuring such redacted version filed with the SEC complies with the SEC confidential treatment request requirements.

(b) Each receiving Party, including Guarantor, shall use all reasonable efforts to maintain the disclosing Party’s Confidential Information as secret and confidential. Each receiving Party and its Personnel shall only use the disclosing Party’s Confidential Information for the Demonstration Operation for the Purpose and as permitted in Section 5.3(a)(ii). Operator and Guarantor shall retain all physical copies of Nuton’s Confidential Information at the Site. Each receiving Party shall not disclose the disclosing Party’s Confidential Information except (i) to its Affiliates and its and their Personnel who are directly involved with the Demonstration Operation for the Purpose, and even then, only to such extent as is necessary and essential for such Affiliates and its and their Personnel’s involvement, and (ii) as permitted in Section 5.3(a)(ii). Each receiving Party shall inform its Affiliates and its and their Personnel of the confidential and proprietary nature of the disclosing Party’s Confidential Information and shall require all such recipients to be bound by obligations of confidentiality no less onerous than these. Each receiving Party shall notify the disclosing Party immediately upon discovery of any unauthorized use or disclosure of disclosing Party’s Confidential Information, and shall cooperate with the disclosing Party in every commercially reasonable way to help the disclosing Party regain possession of disclosing Party’s Confidential Information and prevent its further unauthorized use or disclosure. In the event that a receiving Party or its Affiliates or its or their Personnel are required by Law to disclose the disclosing Party’s Confidential Information, the receiving Party shall provide the disclosing Party with prompt written notice of same so that the disclosing Party may seek a protective order or other appropriate remedy. In the event that such protective order or other appropriate remedy is not obtained, the receiving Party or its Affiliates and its and their Personnel will furnish only that portion of the disclosing Party’s Confidential Information which in the reasonable opinion of its or their legal counsel is legally required and will exercise its reasonable efforts to obtain reliable assurance that the disclosing Party’s Confidential Information so disclosed will be accorded confidential treatment. This Section does not expand or limit the Limited License nor does it modify the terms of Section 5.3(a)(ii).

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(c) Operator and Guarantor acknowledge that Nuton is in the business of designing, implementing, and operating copper leaching and cathode production, and that Nuton will continue these activities. Notwithstanding anything to the contrary in this Agreement and without limiting Nuton’s ownership and freely Exploitable rights in the Nuton IP, Nuton (for itself and its Affiliates) will have the right to use and disclose in the normal course of Nuton and its Affiliates’ business any general knowledge, general know-how or other general learnings developed, learned or observed in the course of performing hereunder even if learned from the Confidential Information of Operator or Guarantor. Nuton acknowledges that Operator and Guarantor are in the business of designing, implementing, and operating copper leaching and cathode production, and that Operator and Guarantor will continue these activities. Notwithstanding anything to the contrary in this Agreement, but subject to Nuton’s ownership and freely Exploitable rights in the Nuton IP, each of Operator and Guarantor will have the right to use and disclose, solely for the purposes of financing, permitting and regulatory compliance, in the normal course of Operator and Guarantor’ business any general knowledge, general know-how or other general learnings developed, learned or observed in the course of performing hereunder even if learned from the Confidential Information of Nuton.

(d) Upon termination or expiry of this Agreement, upon the disclosing Party’s request, the receiving Party must return and/or destroy all copies of the disclosing Party’s Confidential Information, provided that the receiving Party shall not be required to delete archival copies of the disclosing Party’s Confidential Information maintained on its electronic data systems in the normal course of archiving, but such archival copies must be deleted in the normal course of deletion of archived records and such Confidential Information shall remain subject to confidentiality requirements of this Agreement except that in no event may either Party use or disclose any of the disclosing Party’s Confidential Information for any purpose. Nuton may request, and Operator and Guarantor shall provide, a certification executed by an officer of Operator and Guarantor that this Section has been complied with.

7. Protection and Infringement of Intellectual Property Rights.

7.1. Nuton IP.

(a) The Parties acknowledge and agree that as between Nuton and Operator (and Guarantor), Nuton and/or its Affiliates:

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i. has sole control of the prosecution, protection, and enforcement of any Intellectual Property Rights comprised in the Nuton IP including:

A. the application for and prosecution of any applications and maintenance of any registrations in respect of any Intellectual Property Rights comprised in the Nuton IP;

B. the taking of any steps necessary or desirable to prevent any infringement or misuse of any Intellectual Property Rights comprised in the Nuton IP by any third party; and

C. the taking of any steps necessary or desirable to defend or oppose any challenge to any Intellectual Property Rights comprised in the Nuton IP;

ii. will be solely responsible for any costs of protecting and enforcing any Intellectual Property Rights comprised in the Nuton IP; and

iii. will be solely entitled to any damages, costs, or settlement amounts awarded or paid in connection with any action taken in relation to the protection of any Intellectual Property Rights comprised in the Nuton IP.

(b) Operator and Guarantor agree to provide such assistance and support to Nuton or its Affiliates (at Nuton’s cost) as may reasonably be required from time to time in protecting or enforcing any Intellectual Property Rights comprised in the Licensed Nuton IP.

(c) Operator and Guarantor shall not, and will ensure that its Personnel (including the EPC Manager) and those Third Parties acting on Operator’s behalf will not, (each a “Challenge”):

i. Directly or indirectly, challenge ownership of the Nuton IP or the validity or enforceability of the Nuton IP or IPR therein, including through any action to oppose, cancel, or otherwise challenge such rights;

ii. willingly become an adverse party in litigation or proceedings in which others contest Nuton’s or its Affiliates’ rights nor aid or assist its Affiliates or any Third Party in contesting any rights in the Nuton IP or IPR therein; or

iii. oppose the application for registration of any Intellectual Property Rights comprised in the Nuton IP.

7.2. Nuton IP Claim.

(a) Both Parties will promptly notify the other in writing if it becomes aware that any Third Party has made or has threatened to make any claim that any use of any Nuton IP used in connection with the Demonstration Operation or Intellectual Property Rights therein infringes any rights of any Third Party or gives rise to any obligation to pay compensation or royalties to any Third Party (“Nuton IP Claim”), and, with respect to Operator (or Guarantor), such notice will have sufficient detail to allow Nuton to make an informed decision on any action or inaction it wishes to take, which Nuton and/or its Affiliates solely control.

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(b) If Nuton requires Operator or Guarantor to join the suit for purposes of establishing standing or damages, then Operator or Guarantor, as applicable, will join Nuton in such action under the provisions of this Section for such purposes, at Nuton’s cost.

(c) The Parties acknowledge and agree that as between Nuton and Operator and Guarantor, in respect of any Nuton IP Claim:

i. Nuton and/or its Affiliates will have sole control of the defense or enforcement of such Nuton IP Claim;

ii. Nuton and/or its Affiliates will keep Operator reasonably informed of any such defense or enforcement with respect to Licensed Nuton IP and will not take any step, or fail to take any step, with respect thereto that would bind Operator (such as by signing a settlement deed that binds or purports to bind Operator in some way) without Operator's prior written consent;

iii. Nuton and/or its Affiliates will be solely responsible for any costs of the defense or enforcement of any such Nuton IP Claim;

iv. Nuton and/or its Affiliates will be solely entitled to any damages, costs, or settlement amounts awarded or paid in connection with the defense or enforcement of any such Nuton IP Claim; and

(d) Operator and Guarantor agree to provide such assistance and support to Nuton and/or its Affiliates (at Nuton’s cost) as may reasonably be required from time to time in the defense or enforcement of any such Nuton IP Claim.

8. Use of Names, Logos; Publication.

8.1. Use of Names and Logos. Neither Party may use the name or any Trademark of the other Party or its Affiliates without the prior written consent of the other Party to the specific use. For the avoidance of doubt, this applies in relation to any public announcement, statement, communication, or comments.

8.2. Public Statements. Both Parties agree not to make, directly or indirectly, any press release or public announcement, statement, communication, or comment in relation to this Agreement without the prior written consent of the other Party. Any proposed public announcement, statement, communication, or comment concerning this Agreement must be provided to the other Party for written approval at a minimum of seven (7) calendar days prior to the proposed publication date. Notwithstanding this Section 8.2, either Party may make an announcement, statement, communication, or comment concerning this Agreement as may be required by any applicable Law or by any Governmental Authority. In such circumstances, such Party shall consult in good faith with the other Party concerning the contents thereof and the contents of any such announcement, statement, communication, or comment shall be mutually agreed.

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9. Warranties; Disclaimers.

9.1. Mutual Warranties. Each Party represents and warrants to the other Party that:

(a) it is a limited liability company or corporation, as the case may be, duly organized, validly existing, and in good standing under the Laws of the country or other jurisdiction of its incorporation or creation;

(b) it has full legal capacity and power to enter into this Agreement, and to perform its obligations under this Agreement and, assuming due authorization, execution, and delivery by the other Party, this Agreement constitutes the valid and legally binding obligation of the warranting Party, enforceable in accordance with its terms and conditions;

(c) it has taken all corporate action (if any) that is necessary or desirable to authorize its entry into this Agreement and to perform its obligations under this Agreement;

(d) neither the entering into of this Agreement nor the performance of any of its obligations hereunder will conflict with or constitute a breach of any obligation of the warranting Party or its Affiliates under any agreement, contract, or instrument to which such Party or its Affiliate(s) is a party or any other obligation or Law by which such Party or its Affiliates is bound;

(e) it has not given and will not give commissions, payments, kickbacks, lavish or extensive entertainment, or other inducements of more than minimal value (and then only as permitted by Law) to any officer, director, employee, or agent of the other Party in connection with this Agreement; and to the best of its knowledge, no officer, director, employee, agent, or representative of such Party has given any such payments, gifts, entertainment, or other thing of value to any employee or agent of the other Party in connection with this Agreement;

(f) it shall cooperate with the other Party and shall take commercially reasonable actions and precautions to prevent the introduction and proliferation of Viruses into the other Party’s Equipment or other Technology used in the Demonstration Operation. “Virus” means any computer code or script designed to: (i) disrupt, disable, harm, or otherwise impede the operation of any software, firmware, hardware, computer system, or network; (ii) disable or impair in any way the operation of any such system based on the elapsing of a period of time, the exceeding of an authorized number of users or copies, or the advancement to a particular date or other numeral (sometimes referred to as “time bombs,” “time locks,” or “drop dead” devices); or (iii) permit access to any person to cause such disablement or impairment (sometimes referred to as “traps,” “access codes,” or “trap door” devices), or any other similar harmful, malicious, or hidden procedures, routines, or mechanisms designed to cause any such software to cease functioning or to damage or corrupt data, storage media, programs, equipment, or communications, or otherwise interfere with operations; and

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(g) it is and shall be in compliance in all material respects with all Laws applicable to its performance hereunder on the Effective Date and shall remain in compliance in all material respects with all Laws applicable to its performance hereunder for the entire Term; provided, however, that the foregoing warranty is not a non-infringement warranty.

9.2. Nuton Warranties.

(a) IPR. Nuton represents and warrants to Operator that:

i. Nuton is the sole legal and beneficial owner of, or has appropriate licenses or leases to, all Nuton Technology as necessary to perform its duties and obligations under the Agreement, including the authority to provide the Limited License to Operator; provided, however, that the foregoing warranty is not a non-infringement warranty; and

ii. as of the Effective Date, none of the Nuton Technology that is owned by Nuton or its Affiliates and is licensed or provided to Operator hereunder have been, or are currently the subject of any actual or, to Nuton’s knowledge, threatened dispute, challenge, litigation, opposition, or administrative proceedings in the United States of America that would have a material adverse impact on permitted performance under this Agreement.

(b) Performance. Nuton represents and warrants to Operator that Nuton will obtain, and at all times maintain, all necessary licenses, permissions, authorizations, consents, and Permits that it needs to perform its obligations under this Agreement, except that this warranty is not a non-infringement warranty.

9.3. Operator Warranties

(a) IPR. Operator represents and warrants to Nuton that:

i. Operator is the sole legal and beneficial owner of, or has appropriate licenses or leases to, all Operator Provided Technology and all Nuton Required Materials provided by Operator as necessary to perform its duties and obligations under the Agreement;

ii. Operator, on behalf of itself and its Personnel (including the EPC Manager), will not knowingly Derive any Project IP, Demonstration Results, or Project Data that infringes or constitutes a misappropriation of the valid Intellectual Property Rights of any Third Party; and

iii. except as disclosed to Nuton in Exhibit 15, as of the Effective Date, none of the Operator Provided Technology and Nuton Required Materials provided by Operator in each case that is owned by Operator or its Affiliates have been, or are currently the subject of any actual or, to Operator’s knowledge, threatened dispute, challenge, litigation, opposition, or administrative proceedings in the United States of America that would have a material adverse impact on performance under this Agreement.

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(b) Project IP, Demonstration Results, and Project Data. Except with respect to the Senior Loan, Operator warrants that Operator, on behalf of itself and its Personnel (including the EPC Manager), has and shall have sufficient right, title, and interest in and to the Project IP, Demonstration Results, and Project Data to make the assignment in Section 5.3(a), free and clear of any liens or encumbrances, and Operator, on behalf of itself and its Personnel (including the EPC Manager), has not assigned rights and/or granted licenses, and shall not assign rights and/or grant licenses, to the Project IP, Demonstration Results, and Project Data to any other person or entity that would restrict or impair the rights granted hereunder.

(c) Performance. Operator represents and warrants to Nuton that Operator will obtain, and at all times maintain, all necessary licenses, permissions, authorizations, consents, and Permits that it needs to perform its obligations under this Agreement, except that this warranty is not a non-infringement warranty.

(d) Tenure/Access Rights. Operator represents and warrants that Operator has all necessary mineral rights, surface rights, subsurface rights, water rights, and other necessary real property rights and interests to the Site necessary for conduct of the Demonstration Operation and performance of this Agreement and such rights are not subject to any adverse claim or challenge, burdens, encumbrances, liens, royalties, or other agreements that would interfere with the conduct of the Demonstration Operation, impair Operator’s ability to perform under this Agreement, or impair Nuton’s right to the copper produced hereunder. Operator represents and warrants to Nuton that Nuton shall be able to access the Site, subject to the provisions in Sections 2.2.

(e) Environmental. Operator represents and warrants that the Site is in compliance with all applicable Environmental Law, and Operator is not aware of any condition that exists or event that has occurred while Operator or any of its Affiliates have had title to the Site which would constitute a violation of Environmental Law. Operator represents that it has not received any Environmental Notice with respect to revocation of any Permit held by Operator or alleging any violation of Environmental Law or any release of Hazardous Materials at or relating to the Site. Operator represents and warrants that there are no underground storage tanks at the Site and that the Site, while the Operator or any of its Affiliates have had title to the Site, has not been used to treat, process, store, or dispose of Hazardous Materials, except in the ordinary course of Mining Operations and in compliance with all Environmental Law.

(f) Demonstration Heap; Site. Operator represents and warrants to Nuton that Nuton and its Personnel’s access to, including the location of the Demonstration Operation and Demonstration Heap and the use of the existing SX/EW Plant (as modified pursuant to the mutual agreement of the Parties), does not infringe on, impair, or otherwise affect Operator’s contractual obligations to any Third Party.

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(g) Resource Allocation. Operator represents and warrants to Nuton that it will ensure that its resource allocation and performance for the Demonstration Operation are made a priority.

(h) Professional Standards; Timeliness. Operator warrants that Operator and its Personnel (including the EPC Manager) have, or will have at the required time, the experience, capability, and resources to efficiently and skillfully perform the Demonstration Operation, and shall perform the Demonstration Operation in a professional and workmanlike manner and in accordance with the requirements of the Stage 2 Work Program, Base Conditions, Nuton Technology Package, Nuton Technology Processes, and this Agreement and, if not conflicting with this Agreement, generally accepted then-current standards, forms, procedures, and techniques established from time to time by the industry. Operator warrants that it will use commercially reasonable efforts to perform the Demonstration Operation in accordance with the Stage 2 Work Program, Stage 2 Work Program Budget, Base Conditions, Nuton Technology Package, and Nuton Technology Processes and deliver the Demonstration Results and copper in accordance with the Project Schedule.

(i) Maintenance. Operator warrants that, unless otherwise agreed, it shall maintain the Nuton Provided Equipment and Operator Provided Equipment to be used by Operator so that they operate substantially in accordance with their specifications and manuals, including (i) maintaining Equipment in good operating condition, subject to normal wear and tear; (ii) undertaking repairs and preventive maintenance on Equipment in accordance with the applicable Equipment manufacturer’s recommendations and requirements; and (iii) performing software maintenance in accordance with the applicable documentation, recommendations, and requirements.

(j) Cost Effectiveness. Operator warrants that it shall use commercially reasonable efforts to perform the Demonstration Operation in a cost-effective manner consistent with the required level of quality and performance.

9.4. Continuing Representations and Warranties. All representations and warranties continue throughout the Term unless stated to be given at a particular point in time.

9.5. Disclaimers. THE WARRANTIES SET FORTH IN THIS AGREEMENT ARE THE PARTIES’ ONLY WARRANTIES WITH RESPECT TO THE SUBJECT MATTER OF THIS AGREEMENT AND ARE MADE EXPRESSLY IN LIEU OF ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, WHICH ARE HEREBY DISCLAIMED, INCLUDING ANY IMPLIED WARRANTIES OF FITNESS FOR A PARTICULAR PURPOSE, NONINFRINGEMENT, TITLE, MERCHANTABILITY, COURSE OF DEALING, TRADE USAGE, OR COURSE OF PERFORMANCE. OPERATOR ACKNOWLEDGES THE INHERENT UNCERTAIN NATURE OF A DEMONSTRATION AND NEITHER PARTY MAKES ANY WARRANTIES OR REPRESENTATIONS AS TO THE OUTCOMES AND RESULTS THAT MAY BE ACHIEVED; FOR THE AVOIDANCE OF DOUBT, THIS INCLUDES THE PERFORMANCE OF THE NUTON TECHNOLOGY AT THE SITE AND THE EXTRACTION RATES AND RECOVERIES FROM OPERATOR’S ORE.

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10. Indemnification.

10.1. Indemnity by Operator. This Section does not alter the terms of Section 7.2 (Nuton IP Claim). Operator agrees to indemnify, defend, and hold harmless Nuton and its Affiliates and their respective officers, directors, employees, agents, representatives, successors, and assigns (collectively, the “Nuton Indemnitees”) from any and all Losses and threatened Losses to the extent due to a Third Party Claim arising from or in connection with any of the following (which also apply to Guarantor, as applicable):

(a) Operator’s breach of any of the representations, warranties, and covenants made by Operator in Section 9;

(b) Operator’s failure to observe or perform any duties or obligations to be observed or performed by Operator under Third Party Technology licenses or leases used by Operator and provided to Operator by the Third Party or Nuton (depending on which Party provided the Third Party Technology) in performing the Demonstration Operation;

(c) Operator’s breach of the Limited License or restrictions relating thereto;

(d) Operator’s breach of any of the restrictions in Section 6.1 on the disclosure or use of Nuton’s Confidential Information;

(e) (i) the Operator Provided Technology or Nuton Required Materials provided by Operator, or their use or (ii) the Project IP, Demonstration Results, or Project Data, or their use, in each case of (i)-(ii) infringing, violating, or misappropriating any Third Party’s IPR, except that the foregoing indemnification does not apply to the extent the Third Party Claim relates to the permitted use of the Nuton Technology;

(f) claims by government regulators or agencies or standards organizations for fines, penalties, sanctions, underpayments, or other remedies to the extent such fines, penalties, sanctions, underpayments, or other remedies are attributable to Operator’s acts or omissions; or

(g) the condition of the Site or the performance of the Demonstration Operation by Operator or its Personnel (including the EPC Manager), including any violation of applicable Law, including any Environmental Law, except to the extent the claim is caused by the negligence, fault, strict liability, acts, or omissions of Nuton or its Affiliates, or their Personnel.

10.2. Indemnity by Nuton. This Section does not alter the terms of Section 7.2 (Nuton IP Claim). Nuton agrees to indemnify, defend, and hold harmless Operator and its officers, directors, employees, agents, representatives, successors, and assigns (collectively, the “Operator Indemnitees”) from any Losses and threatened Losses to the extent due to a Third Party Claim arising from or in connection with any of the following:

(a) Nuton’s breach of any of the representations, warranties, and covenants made by Nuton in Section 9;

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(b) Nuton’s failure to observe or perform any duties or obligations to be observed or performed by Nuton under Third Party Technology licenses or leases used by Nuton and provided to Nuton by the Third Party or Operator (depending on which Party provided the Third Party Technology) in performing the Demonstration Operation;

(c) Nuton’s breach of any of the restrictions in Sections 6.1 on the disclosure or use of Operator’s Confidential Information;

(d) the Nuton Technology that is owned by Nuton or its Affiliates and is licensed or provided to Operator hereunder infringing, violating, or misappropriating any Third Party’s IPR except that the foregoing indemnification does not apply to:

i. any use of the Nuton Technology by Operator or its Personnel (including the EPC Manager) not permitted in the Limited License;

ii. any Third Party Technology;

iii. the use of the Nuton Technology in combination with any product, service, or activity (or any part thereof) not furnished by Nuton if the infringement or misappropriation would not have occurred but for such combination;

iv. any Improvements to the covered item made by Operator or its Personnel (including the EPC Manager), if the infringement or misappropriation would not have occurred but for such modification; or

v. any Operator Provided Technology or Nuton Required Materials provided by Operator;

(e) claims by government regulators or agencies or standards organizations for fines, penalties, sanctions, underpayments, or other remedies to the extent such fines, penalties, sanctions, underpayments, or other remedies are attributable to Nuton’s acts or omissions; or

(f) damage to real or personal property (not data) of Operator or personal injury to any Personnel of Operator (including the EPC Manager) arising from or in connection with the negligence, fault, strict liability, or other wrongful acts or omissions of Nuton or its Affiliates, or their Personnel while physically present at the Site under Sections 2.2.

10.3. Additional Indemnities. Operator agrees to indemnify, defend, and hold harmless the Nuton Indemnitees from any and all Losses and threatened Losses (both their own and resulting from Third Party Claims) to the extent they arise from or in connection with any statement or claim by Operator or its Affiliates alleging that any one or more of Nuton or its Affiliates is an operator of the Site based on the rights of Nuton and its Affiliates under this Agreement.

10.4. Indemnification Procedures. With respect to a Third Party Claim under Sections 10.1 through 10.3, the following procedures shall apply:

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(a) Notice. Promptly after receipt by any indemnitee of notice of the commencement or threatened commencement of any Third Party Claim in respect of which the indemnitee will seek indemnification pursuant to any such Section, the indemnitee shall notify the indemnitor of such Third Party Claim. No delay or failure to so notify an indemnitor shall relieve it of its obligations under this Agreement except to the extent that such indemnitor has suffered actual prejudice by such delay or failure. Within ninety (90) days following receipt of notice from the indemnitee relating to any Third Party Claim, but no later than five (5) days before the date on which any response to a complaint or summons is due, the indemnitor shall notify the indemnitee that the indemnitor elects to assume control of the defense and settlement of that Third Party Claim (a “Notice of Election”), except that with respect to any Third Party Claim relating to the Project IP, Demonstration Results, or Project Data (“Project IP Claim”), Nuton may elect to control the defense and settlement of that Third Party Claim, even if Operator has the obligation to defend and without impacting Operator’s indemnification obligations, by delivering a Notice of Election to Operator and the terms of subsection (c) shall apply instead of the terms of subsection (b) below.

(b) Procedure Following Notice of Election. If the indemnitor delivers a Notice of Election within the required notice period, the indemnitor shall assume sole control over the defense and settlement of the Third Party Claim; provided, however, that (i) the indemnitor shall keep the indemnitee reasonably apprised at all times as to the status of the defense and (ii) the indemnitor shall obtain the prior written approval of the indemnitee before entering into any settlement of such Third Party Claim asserting any liability against the indemnitee or imposing any obligations or restrictions on the indemnitee or ceasing to defend against such Third Party Claim. In addition to defense costs and expenses (including reasonable legal fees and disbursements and costs of investigation, litigation, settlement, judgment, interest, and penalties), the indemnitor shall pay any amounts which a court awards to a Third Party or which are included in a settlement agreed to by the indemnitor. The indemnitor shall not be liable for any legal fees or expenses incurred by the indemnitee following the delivery of a Notice of Election; provided, however, that (x) the indemnitee shall be entitled to employ counsel at its own expense to participate in the handling of the Third Party Claim and (y) the indemnitor shall pay the reasonable fees and expenses associated with such counsel if there is a conflict of interest under applicable rules or with respect to such Third Party Claim or if the indemnitor has requested the assistance of the indemnitee in the defense of the Third Party Claim or the indemnitor has failed to defend the Third Party Claim diligently and the indemnitee is prejudiced or likely to be prejudiced by such failure. The indemnitor shall not be obligated to indemnify the indemnitee for any amount paid or payable by such indemnitee in the settlement of any Third Party Claim if (1) the indemnitor has delivered a timely Notice of Election and such amount was agreed to without the written consent of the indemnitor, (2) the indemnitee has not provided the indemnitor with notice of such Third Party Claim and a reasonable opportunity to respond thereto, or (3) the time period within which to deliver a Notice of Election has not yet expired.

(c) Procedure Where No Notice of Election Is Delivered. If the indemnitor does not deliver a Notice of Election relating to any Third Party Claim for which it is obligated to indemnify the indemnitee hereunder within the required notice period or if Nuton elects to defend a Project IP Claim, the indemnitee shall have the right to defend the Third Party Claim in such manner as it may deem appropriate without limiting indemnification hereunder, provided that (i) the indemnitee shall keep the indemnitor reasonably apprised at all times as to the status of the defense and (ii) the indemnitee shall obtain the prior written approval of the indemnitor before entering into any settlement of such Third Party Claim asserting any liability against the indemnitor or imposing any obligations or restrictions on the indemnitor or ceasing to defend against such Third Party Claim. The indemnitor shall promptly reimburse the indemnitee for all such Losses incurred by the indemnitee.

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(d) Conflict with Option Agreement. The indemnification provided under this Section 10 is in addition to the indemnification provided under the Option Agreement. In the event the terms of this Section 10 and the indemnification provisions of the Option Agreement contradict, the terms of this Agreement shall control with respect to the subject matter of this Agreement.

10.5. Limitation of Liability

(a) Limitations. EXCEPT AS PROVIDED IN SECTION 10.5(b), NEITHER PARTY SHALL BE LIABLE TO THE OTHER PARTY OR ITS AFFILIATES UNDER OR IN CONNECTION WITH THIS AGREEMENT, REGARDLESS OF THE FORM OR THE ACTION OF THE THEORY OF RECOVERY, WHETHER UNDER CONTRACT, TORT, OR OTHERWISE, FOR CONSEQUENTIAL, INCIDENTAL, SPECIAL, EXEMPLARY, PUNITIVE, OR OTHER SIMILAR TYPES OF DAMAGES, INCLUDING LOST PROFITS, EVEN IF SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

(b) Exceptions to Disclaimer of Liability. The disclaimer of liability set forth in Section 10.5(a) shall not apply with respect to Losses: (i) paid pursuant to the defense and indemnification obligations under this Agreement; (ii) occasioned by any breach of the Limited License or any related restrictions; (iii) occasioned by any breach of Section 6 by either Party, including for clarity any misappropriation of either Party’s trade secrets; (iv) resulting from either Party’s gross negligence, recklessness, or intentional tortious conduct; or (v) failure to make payment of any amount due by either Party hereunder.

(c) Duty to Mitigate. Each Party shall use appropriate efforts to mitigate its damages to the extent within its reasonable control and consistent with the Parties respective performance obligations under this Agreement; provided, however, this provision is not intended to expand or diminish a Party’s rights or obligations under this Agreement, alter the plain meaning of the provisions contained herein, or limit a Party’s rights to act in its own self-interest.

11. Default and Cure; Dispute Resolution.

11.1. Notice of Default; Opportunity to Cure; Parties to Negotiate. Sections 8.1 through 8.3 of the Option Agreement shall also apply to the Parties’ rights and obligations regarding a default under this Agreement, including any breach of covenant, representations, or warranties.

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11.2. Urgent Relief. The procedures in Section 11 (and by reference Section 8.2 of the Option Agreement) allowing for the opportunity to cure a default do not limit any action for urgent interlocutory, injunctive, or equitable relief.

11.3. Continuation of Rights and Obligations. Despite the existence of a dispute or difference, each Party must continue to perform under this Agreement unless such Party has a right to terminate under Section 11.1.

12. Taxes.

12.1. Tax Operatorship. Within thirty (30) days of the Effective Date, the Parties shall execute a tax partnership agreement which shall be incorporated as Exhibit 16 to this Agreement.

12.2. Tax Payments. Operator shall be responsible for payment of all taxes and assessments levied or assessed upon or against the Site and all facilities or improvements located thereon.

13. Insurance

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13.1. Minimum Coverage. Each Party must effect and maintain such insurances as are reasonably prudent in relation to any liability that it may incur in the performance of this Agreement, including in accordance with any statutory requirements such as workers’ compensation or employer’s liability insurance (or equivalent in accordance with its local laws).

13.2. Nuton Insurance. Without limiting Section 13.1, Nuton must effect and maintain during the Term policies of insurance in relation to potential claims related to harms caused by or related to in whole or in part to Nuton’s activities under this Agreement with the minimum value of [REDACTED: Dollar value] for any one claim. Insurance obtained under this Section 13.2 shall (i) name Operator as an additional insured on all policies (except Workers’ Compensation coverage) for ongoing and completed operations except with respect to Operator’s negligence or willful misconduct; (ii) include a waiver of subrogation in favor of Operator; and (iii) be primary and non-contributory with respect to, and exclusive of, any other existing valid and collectible insurance available to Operator.

13.3. Operator Insurance. Without limiting Section 13.1 or Operator’s obligations under Section 4.3 of the Option Agreement, Operator must effect and maintain during the Term policies of insurance of the types and amounts customary in the mining industry for the conduct of the Demonstration Operation at the Site as contemplated in this Agreement, with the minimum value of [REDACTED: Dollar value] for any one claim. Insurance obtained under this Section 13.3 shall (i) name Nuton as an additional insured on all policies (except Workers’ Compensation coverage) for ongoing and completed operations except with respect to Nuton’s negligence or willful misconduct; (ii) include a waiver of subrogation in favor of Nuton; and (iii) be primary and non-contributory with respect to, and exclusive of, any other existing valid and collectible insurance available to Nuton.

13.4. Certificates. Upon request by a Party, the other Party must provide certificates of currency of insurances showing compliance with this Section 13.

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14. Business Standards.

14.1. Nuton Business Standards.

(a) Operator must comply at all times with the Rio Tinto Supplier Code of Conduct and Business Integrity Standards, which Operator warrants it has read and understood. These are attached as Exhibit 17. Operator must comply with any Nuton critical risk management systems and procedures advised to it, which will take priority over any other similar systems or procedures.

(b) Operator shall not take any action in furtherance of a payment or the giving of anything of value to a government official or anyone else, directly or indirectly, to influence official action or obtain any improper advantage.

(c) Operator must at all times comply with all applicable laws, statutes, and regulations relating to anti-money laundering, prevention of tax evasion, sanctions and embargoes, fraud and anti-bribery, and corruption and Operator agrees to maintain adequate policies and procedures to ensure compliance with such laws when performing this Agreement.

(d) Nuton shall have the right to terminate this Agreement immediately for any action by Operator that is inconsistent with its obligations in Section 14.1, or any circumstances were continued performance would expose Nuton or its Affiliates to adverse action under any sanctions (whether under secondary sanctions or otherwise).

(e) Operator must ensure that it (and to the extent practicable, its other suppliers and business partners) will comply with all applicable laws, statutes and regulations in force pertaining to modern slavery (which is deemed to include forced labor, human trafficking and child labor).

(f) Nuton is entitled to conduct an audit of Operator’s business standards, policies, and procedures at any time in order to assess Operator’s compliance with this Section 14.1 or to fulfil any legally enforceable request by any regulatory or enforcement body.

(g) If Operator becomes aware of any potential or actual breach of this Section, it must immediately notify Nuton and provide Nuton with all necessary assistance in investigating that breach.

14.2. Operator Business Standards. Nuton must comply at all times with the Operator Supplier Code of Conduct, which Nuton warrants it has read and understood. The Operator Supplier Code of Conduct is attached as Exhibit 14.

14.3. Conflicting Business Standards. The Parties acknowledge and agree that in the event of conflict between each Parties’ standards of business as identified in Sections 14.1 and 14.2, Nuton’s business standards shall prevail.

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15. Guarantee.

15.1. Obligations. Guarantor does hereby absolutely, unconditionally, and irrevocably guarantee the prompt and complete observance and performance of each and all the terms, covenants, conditions, and provisions to be observed or performed by Operator pursuant to this Agreement (the “Guaranteed Obligations”) unless excused or modified by mutual written agreement between Operator and Nuton. Guarantor shall perform all of the Guaranteed Obligations upon the default or non-performance thereof by Operator due to an Insolvency Event. All terms and conditions which apply to Operator in this Agreement will apply to Guarantor mutatis mutandis in addition to Operator when Guarantor is obligated to perform the Guaranteed Obligations, including for performance hereunder and also in the definitions of Project IP, Demonstration Results, Project Data, Demonstration Operation Improvements, and Operator Provided Technology and the terms of Sections 5, 6, 7, 17.3 and other terms relating to Technology or IPR, whether or not stated.

15.2. Exhaustion by Nuton. Nuton shall not be bound to exhaust its recourse against Operator or any other person or entity before being entitled to performance from Guarantor under this Section 15.

15.3. Survival; Period of Obligations. The Guaranteed Obligations under this Section 15 shall survive until (a) the completion of the Guaranteed Obligations; (b) the date of Nuton's written waiver of any uncompleted Guaranteed Obligations; or (c) until a period extending until eighteen (18) months after the termination of this Agreement, at which time the Guaranteed Obligations of Guarantor under this Section 21 shall terminate, subject to the relevant terms necessary to ensure the obligations and assignments in Sections 5.3(a), 6, 7 and 17 survive.

16. Step-In Rights.

16.1. Right to Assume Operatorship. In the event Operator experiences an Insolvency Event during the Term of this Agreement (a “Trigger Event”), Nuton shall have the right, but not the obligation, to assume the right to control and operate the Demonstration Operation at the Site. For the avoidance of doubt, any assumption of the right to control and operate shall only be in relation to the Mining Operations and operational components required to construct, commission, and operate the Demonstration Operation and shall not relate to the remainder of Mining Operations at the Site and shall only be triggered by an Insolvency Event during the Term.

16.2. Notification. Upon the occurrence of a Trigger Event, Nuton shall have the right thereafter to notify Operator and Guarantor in accordance with Section 19.1 of its election to:

(a) Request Guarantor to perform the Guaranteed Obligations in accordance with Section 15; or

(b) Determine that Nuton shall assume Operator’s obligations under this Agreement at the Site.

Following the occurrence of a Trigger Event, Nuton shall have the right to obtain information related to permitting, mining claims, personal and real property, environmental liabilities, closure plans, and other information that Nuton requests for the purposes of determining whether to assume responsibility for Operator’s obligations under this Agreement.

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16.3. Effect of Nuton’s Assumption of Responsibilities. If Nuton elects to assume Operator’s responsibilities under this Agreement, then the terms and conditions of this Agreement shall remain in effect and Nuton may perform Operator’s performance obligations hereunder, and Nuton shall receive 100% of all Copper Products and Copper Revenue generated from the Demonstration Operation under Section 2.7 of this Agreement (and the specific terms and conditions set out in Section 2.4 of the Option Agreement) from the date of the assumption forward.

17. Termination.

17.1. Termination by Nuton. To the extent this Section is permitted by applicable Law, Nuton may, but shall not be required to, terminate this Agreement with immediate effect upon written notice to Operator in the event of a Challenge. In addition, Nuton may terminate this Agreement and the Option Agreement in accordance with Section 2.2(b) and Section 8 of the Option Agreement. Nuton may also terminate this Agreement upon thirty (30) days’ notice to Operator if: (a) Operator experiences an Insolvency Event; (b) Nuton determines that continuing the Demonstration Operation is commercially impractical; or (c) Operator has failed to cure a default in accordance with Section 11. For the avoidance of doubt, the termination rights of Nuton under subpart (b) of this Section 17.1 is available to Nuton irrespective of whether a Milestone Time Period has concluded.

17.2. Termination by Operator. Operator may only terminate this Agreement if Nuton has failed to cure a default in accordance with Section 11.

17.3. Consequences of Termination.

(a) Accrued rights. Termination of this Agreement will be without prejudice to a Party’s rights or obligations that accrue up to the date of termination.

(b) No rights in Nuton IP. Upon termination of this Agreement, the Limited License and Lease shall immediately terminate and Operator must, and must ensure that its Personnel (including the EPC Manager), promptly:

i. cease using the Licensed Nuton IP and

ii. comply with Section 6.1(d) and deliver to Nuton all materials containing Nuton IP, including the Nuton Provided Equipment, or allow Nuton to de-install and collect the Nuton Provided Equipment. Operator shall be entitled to modify the Demonstration Heap but shall not continue to use the Nuton IP to produce copper and shall not attempt to use, copy, adapt, reverse engineer, decompile, disassemble, or modify or otherwise Exploit any of the Nuton IP.

(c) Nuton Personal Property. Upon termination of this Agreement, Nuton shall have the right to access to the Site at a mutually agreeable time and date to remove any Nuton Provided Equipment, personal property, or other Nuton IP.

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(d) Termination Costs and Return of Unspent Amounts. Section 2.2(d) of the Option Agreement shall govern the responsibility of Nuton for any costs on termination and the return of any unspent amounts included in the Stage 2 Work Program Funding.

(e) Survival sections. Sections 1, 2.2(c), 5.1(g), 5.3(a), 5.4, 6, 7, 8, 9, 10, 12, 15, 17, and 19 will survive the expiration of the Term or the termination of this Agreement.

18. Force Majeure.

18.1. Event of Force Majeure. If a Party is prevented in whole or in part from carrying out its obligations under this Agreement (other than an obligation to pay money) as a result of Force Majeure, it will promptly notify the other Party accordingly. While the Force Majeure continues, the obligations that cannot be performed because of the Force Majeure will be suspended.

18.2. Mitigation. The Party that is prevented from carrying out its obligations under this Agreement because of Force Majeure will take all action reasonably practicable to mitigate any loss suffered by a Party, its Affiliates, or a Third Party because of its failure to carry out its obligations under this Agreement.

18.3. Termination for Extended Force Majeure. If a Party is prevented from carrying out its obligations under this Agreement as a result of Force Majeure for a period of three (3) months, the other Party may terminate this Agreement by giving thirty (30) Business Days written notice to the Party claiming Force Majeure, without prejudice to any of the rights of either Party accrued prior to the date of termination.

19. General.

19.1. Notices. The notice provisions contained in Section 11.2 of the Option Agreement shall also apply to this Agreement.

19.2. Entire Agreement. This Agreement, including all of the Exhibits, and the relevant terms of the Option Agreement referenced herein (but subject to the order of precedence references herein) set forth the entire agreement between the Parties relating to the subject matter in this Agreement, and supersede all prior agreements or discussions in respect of the subject matter in this Agreement. In the event of any conflict or inconsistency between the terms and conditions of this Agreement and those of the Option Agreement, the terms and conditions of this Agreement shall in all instances prevail and govern.

19.3. Amendment. No amendment or variation of this Agreement is valid or binding on a Party unless made in writing and executed by both Parties.

19.4. Assignment. The assignment provisions of Article 9 of the Option Agreement shall also apply to this Agreement.

19.5. No Waiver. A Party does not waive a right, power, or remedy if it fails to exercise or if there are delays in exercising the right, power, or remedy. A single or partial exercise of a right, power, or remedy does not prevent another or further exercise of that or another right, power, or remedy. A waiver of a right, power ,or remedy must be in writing and signed by the Party giving the waiver.

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19.6. No Agency or Operatorship. Nothing in this Agreement is to be construed as constituting an agency, partnership, joint venture, or any other form of association between the Parties in which one Party may be liable for the acts or omissions of any other Party. Neither Party has the authority to incur any obligation or make any representation or warranty on behalf of, or to pledge the credit of, the other Party.

19.7. Further Assurances. Each Party agrees to do all things and execute all deeds, instruments, transfers or other documents as may be necessary or desirable to give full effect to the provisions of this Agreement and the transactions contemplated by it.

19.8. Costs. Except as specified otherwise in this Agreement or the Option Agreement, each Party will pay its own costs and expenses (including all legal, accounting, and financial advisory fees and expenses) in connection with the performance of its obligations under this Agreement, including but not limited to expenses related to the preparation of this Agreement.

19.9. Governing Law and Jurisdiction. This agreement is governed by the laws applicable in the State of Arizona, without reference to its conflicts of laws terms, and each Party irrevocably and unconditionally submits to the exclusive jurisdiction of the courts exercising jurisdiction there except that the foregoing jurisdictional requirements does not apply to any action for urgent interlocutory, injunctive, or equitable relief.

19.10. Equitable Relief. Each Party acknowledges that a breach or threatened breach of Section 6 (Confidentiality) or of the Limited License or license restrictions herein cannot reasonably or adequately be compensated in damages in an action at law and that such a breach or threatened breach will cause the other Party irreparable injury and damage. By reason thereof, each Party agrees that the other Party will be entitled, in addition to any other remedies it may have under this Agreement or otherwise, to preliminary and permanent injunctive and other equitable relief in any court of competent jurisdiction, to prevent or curtail any breach or threatened breach of the obligations relating to Confidential Information or breach of the Limited License or license restrictions herein by the other Party.

19.11. Severability of Provisions. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction is ineffective as to that jurisdiction to the extent of that prohibition or unenforceability. That does not invalidate the remaining provisions of this Agreement nor affect the validity or enforceability of that provision in any other jurisdiction.

19.12. Counterparts. This Agreement may be executed in any number of counterparts. All counterparts together will be taken to constitute one (1) instrument.

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Nuton LLC		Excelsior Mining Corp.

By:	"Adam Burley"	By:	"Stephen Twyerould"
Name:	Adam Burley	Name:	Stephen Twyerould
Its:	CEO	Its:	CEO

Approved as to form by RT		Excelsior Mining Arizona Inc.

Legal By:	"Melanie Grayson"	By:	"Stephen Twyerould"
Name:	Melanie Grayson	Name:	Stephen Twyerould
Its:	Senior Corporate Counsel	Its:	CEO

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List of Exhibits

Exhibit	Title of Exhibit	Comment
1	Base Conditions; Attachment A to Same	The content of Exhibit 1 will be locked in, but the content in Attachment A will largely have to be completed as the Demo Operation progresses and will be worked on collaboratively.
2	Location of Demonstration Heap	Provided by JCM
3	Demonstration Operation	Provided by Nuton
4	Nuton Provided Equipment	Provided by Nuton
5	Nuton Required Materials	Provided by Nuton
6	Patent Rights	Provided by Nuton
7	Nuton Technology Package; Attachment A to Same	Provided by Nuton
8	Project Schedule	To be drafted within 30 days of Effective Date.
9	Stage 2 Work Program	To be drafted within 30 days of Effective Date.
10	Battery Limits	Provided by Nuton
11a	Stage 2 Work Program Budget through end of 2024	To be drafted within 30 days of Effective Date.
11b	Stage 2 Work Program Budget	To be drafted by December 1, 2024
12	Nuton Costs	Provided by Nuton
13	Form of Agreement for Operator, Guarantor, EPC Manager re Intellectual Property	Provided by Nuton
14	Operator Supplier Code of Conduct	Provided by JCM
15	Operator Intellectual Property Rights	None yet provided.
16	Tax Partnership	To be drafted within 30 days of Effective Date.
17	RT Business Integrity Standard	Provided by Nuton

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Exhibit 1

Base Conditions for the Demonstration Operation

[REDACTED: Confidential and commercially sensitive commercial terms]

Exhibit 2

Location of Demonstration Heap

[REDACTED: Confidential map ]

Exhibit 3

Demonstration Operation

[REDACTED: Confidential and commercially sensitive details of the Demonstration Operation.]

Exhibit 4

Nuton Provided Equipment

REDACTED: Confidential and commerciall sensitive description of equipment.

General Business / Affaires générales

Exhibit 5

Nuton Required Materials

[REDACTED: Confidential and commercially sensitive description of materials]

Exhibit 6

Patent Rights

Patent Rights comprised in the IPR making up the Nuton Technology are:

RT Reference	USPTO Reference	US Filing Date	Title
IR8129.US-1	US 10,526,685	8 Oct 2018	Heap leaching
IR8230.US	US 7,575,622	15 Sep 2023	Heap leach process
IR8336.US-1	US 11,286,540	30 Jul 2020	Method of processing a pyrite-containing slurry
IR8336.US-3	US 2023/0295768	30 Jul 2021	Method of processing a pyrite-containing slurry
IV0051.US-1	US 11,236,407	30 Jul 2020	Recovering metal from metal-bearing material
IV0051.US-3	US 18/018,652	30 Jan 2023	Recovering metal from metal-bearing material
IV0187.US-1	US 18/227,365	28 Jul 2023	Microbial-assisted Heap Leaching
IV0206.US-1	US 18/105,514	3 Feb 2023	Heap leaching an ore
I[REDACTED;	Confidential and com	mercially sensi	tive information]
IV0301.WO-1	PCT/US2024/014128	2 February 2024	Raffinate conditioning in a bio-heap leaching process

Exhibit 7

Nuton Technology Package

[REDACTED: Confidential and commercially sensitive information.]

Exhibit 8

Project Schedule

[REDACTED: Confidential and commercially sensitive information.]

Exhibit 9

Stage 2 Work Program

[REDACTED: Confidential and commercially sensitive information.]

Exhibit 10

Battery Limits for Engineering Activities

[REDACTED: Confidential and commercially sensitive information.]

Exhibit 11

Stage 2 Work Program Budget

[REDACTED: Confidential and commercially sensitive information.]

Exhibit 12

Nuton Costs

[REDACTED: Confidential and commercially sensitive information.]

Exhibit 13

FORM OF CONFIDENTIALITY AND INTELLECTUAL PROPERTY AGREEMENT

This Confidentiality and Intellectual Property Agreement (the “Agreement”) is made and entered into as of the [●] day of [●], 2024 (the “Effective Date”), by and between Excelsior Mining Arizona Inc., an Arizona corporation (“Operator”) and [ ] (“EPC Manager”). Operator and EPC Manager sometimes may be referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS

A.	Operator and Nuton LLC, a Delaware limited liability company (“Nuton”), have entered into that certain Nuton Technology Demonstration Agreement, dated as of June 17, 2024 (the “Demonstration Agreement”) pursuant to which Operator and Nuton will collaborate to conduct the Demonstration Operation (as defined below).

B.	Operator has engaged EPC Manager to assist with the construction and commissioning of the Demonstration Operation pursuant to that certain [ ] Agreement, dated as of the Effective Date (the “EPCM Agreement”) by and between EPC Manager and Operator.

C.	Operator, EPC Manager, and Nuton are parties to a Non-Disclosure Agreement Tripartite dated as of February 27, 2024 (the “NDA”).

D.	In connection with the EPCM Agreement and the Demonstration Operation, EPC Manager may be provided access to certain confidential and proprietary information of Nuton and may contribute to the development of intellectual property of Nuton. The Demonstration Agreement requires that Operator protect such intellectual property and that Nuton own all such developments.

E.	Operator and EPC Manager wish to enter into this Agreement to set forth the terms relating to confidentiality obligations consistent with the Demonstration Agreement (and which supersedes the NDA to the extent of any conflict between this Agreement and the NDA) and license and ownership of intellectual property rights in connection with the Demonstration Operation.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and of the mutual promises and covenants contained in this Agreement, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:

1. Definitions. Capitalized terms used in this Agreement and not otherwise defined herein have the meanings given in Exhibit A.

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2. Intellectual Property.

2.1. Grant of Limited Sublicense to Disclosed Nuton Technology.

(a) Limited Sublicense Grant. Subject to the terms and conditions of this Agreement, during the Term, Operator hereby grants to EPC Manager and EPC Manager accepts, a non-exclusive, revocable, non-transferable right and sublicense (“Limited Sublicense”) to use the Disclosed Nuton Technology solely at the Site for the Demonstration Operation for the Purpose.

(b) Non-Assignable/Non-Transferable/Non-Sublicensable. The Limited Sublicense is personal to EPC Manager and shall not be assigned or further sublicensed, in whole or in part. However, such rights extend to EPC Manager’s Personnel on a need to know basis subject to Section 2.2(a)(iii). In addition, EPC Manager covenants that EPC Manager will not grant a security interest in the Limited Sublicense or Nuton IP to any third party, including any creditor.

(c) Limited Copying. EPC Manager shall not at any time, without Operator’s prior written consent, copy, duplicate, record, or otherwise reproduce the Nuton IP, in whole or in part, or otherwise make the same available to any unauthorized person; provided, that, the Limited Sublicense does include the limited right to copy, duplicate or otherwise reproduce any documents in the Disclosed Nuton Technology in whole or in part in connection with, and to the extent it is necessary and essential for, the performance of the Demonstration Operation for the Purpose so long as all such copies, duplicates or reproductions contain all legal and proprietary rights notices on the originals, are accounted for, are kept at the Site and are treated as Nuton IP and Nuton Confidential Information. EPC Manager shall not remove or delete any copyright markings on any drawings and documentation in the Nuton IP.

(d) Limitations.

i. The Parties intend for the Limited Sublicense to be revocable and limited to use for the Term and do NOT intend for it to be an absolute conveyance of any intellectual property or other rights related to the Nuton IP.

ii. The Limited Sublicense is only a use license and does not include the right to otherwise exploit the Nuton IP.

iii. EPC Manager shall not, and shall not permit any Personnel or other third party to, use the Nuton IP for any purpose other than for the Demonstration Operation for the Purpose.

iv. Except as approved in writing in advance by Nuton, EPC Manager shall not, and shall not permit any Personnel or affirmatively permit any third party to, use the Nuton IP:

A. in combination with the IPR of any third party except as expressly permitted by Operator;

B. in any expansion or enlargement of the Demonstration Operation beyond what is permitted by Operator;

C. to enhance, or in any improvements, modifications, and/or derivatives of, the design or operation of any machinery, equipment, or process or the manner in which any such machinery, equipment, or process is fabricated, assembled or used other than the Disclosed Nuton Technology; or

D. to: (1) file a patent application or to provoke interference with any patent application or invalidation of any issued patents which Nuton or its Affiliates have filed or will file or any improvements thereof; (2) amend any claim in any pending patent application to expand the claim to read on, cover or dominate any invention (whether or not patentable) disclosed or suggested in the Nuton IP; or (3) publish, make public, or otherwise cause prior art or prior use to come into existence, which would interfere with any patent application filed by Nuton or its Affiliates.

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(e) Reservation of Rights. All rights not specifically granted herein are reserved to Operator or Nuton, as applicable. Nothing in this Agreement will be construed as granting to EPC Manager any right, title or interest in, to or under any IPR or Technology of Operator, Nuton or its affiliates other than as expressly set forth in this Agreement. Operator and Nuton do not grant any other rights by implication, estoppel, or otherwise. Without limiting the generality of the foregoing, EPC Manager and its Personnel shall not use any Trademarks of Nuton or its affiliates or copy (except to the extent permitted above), adapt, reverse engineer, decompile, disassemble or modify the Nuton IP, in whole or in part.

2.2. Nuton IP.

(a) Ownership.

i. EPC Manager acknowledges that all rights, title, and interest in and to all Nuton IP, including all Project IP, Demonstration Results and Project Data, including all IPR therein, shall remain with Nuton.

ii. EPC Manager, for itself and its Personnel, hereby, now and in the future, transfers and assigns to Operator for automatic onward transfer to Nuton, on Derivation, all right, title and interest in Project IP, Demonstration Results and Project Data, including all IPR therein, in any form or medium and regardless of the state of completion.

iii. EPC Manager will ensure that all of its Personnel who access or are provided access to any Nuton IP or who Derive any Project IP, Demonstration Results and Project Data have entered into written agreements with EPC Manager covering confidentiality consistent with the requirements of this Agreement and whereby EPC Manager will have all rights (including without limitation all IPR), whether as “work made for hire” or by assignment, in Project IP, Demonstration Results and Project Data as are necessary to support EPC Manager’s obligations under this Agreement.

iv. EPC Manager agrees to execute and deliver without further consideration any further applications, assignments or other documents, and to perform such other lawful acts as Operator or Nuton may reasonably request to fully secure and/or evidence the rights or interests in this Section.

(b) No Right to Make Substantive Modifications. Notwithstanding the generation of Project IP, EPC Manager is not permitted to implement Substantive Modifications to the Disclosed Nuton Technology or to the Demonstration Operation unless expressly permitted in writing by Operator or Nuton, as applicable.

3. Confidentiality.

3.1. Definition.

(a) Nuton Confidential Information means all proprietary or confidential information (in any form) relating to or provided in connection with Nuton or the Demonstration Operation which Operator or Nuton or its Affiliates or its or their Personnel disclose or make available to EPC Manager or which is acquired or obtained by EPC Manager as a result of its dealing with Operator and/or Nuton before, on, or after the commencement of the Term, and without limitation, includes:

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i. the subject matter, terms, or existence of the Demonstration Agreement;

ii. the fact that discussions have taken place or will or may take place concerning the subject matter of the Demonstration Operation and the status of those discussions;

iii. any information that is notified, marked, or identified as 'Confidential', or under the circumstances of its disclosure, should reasonably be considered as confidential; and

iv. any information or matters of a technical, financial or business nature, such as know how, trade secrets, formulas, secret processes, equipment, tooling, inventions, studies, research projects, development plans, information about processes, techniques, future plans and methods or systems, strategies, pricing, costs, profits, sales, markets, lists of actual or potential customers, customer requirements, models, articles, notes, books, correspondence, drawings, forms, photographs, unpublished applications for patent(s), trade mark(s), design(s), copyright(s), papers, notebooks, reports, records, research, operational, industrial or development data, blueprints, sample models, photographs, financial and marketing data, business plans, computer programs, software or code, files and disks, owned by, or licensed to, Nuton. The marking of written information as “confidential” or in a comparable manner is not required for information to be Nuton Confidential Information.

(b) Nuton Confidential Information does not include information: (i) that is or becomes publicly available otherwise than as a result of a breach of this Agreement or in breach of another obligation of confidence; (ii) that EPC Manager receives from a third party, provided it was not disclosed by or acquired from that third party unlawfully or in breach of an obligation of confidence; or (iii) that was previously known to EPC Manager (or independently created or developed by it) as EPC Manager can prove, by documented and probative evidence. Nuton Confidential Information does not cease to be Nuton Confidential Information merely because individual features of the Nuton Confidential Information may be found separately or within a general disclosure in the public domain or otherwise. Nuton Confidential Information includes the Nuton IP.

3.2. Obligations. EPC Manager shall use all reasonable efforts to maintain the Nuton Confidential Information as secret and confidential. EPC Manager shall only use the Nuton Confidential Information for the Demonstration Operation for the Purpose. EPC Manager shall retain all physical copies of Nuton Confidential Information at the Site. EPC Manager shall not disclose Nuton Confidential Information to any third party except to Nuton or its Affiliates or to its or their Personnel subject to Section 2.2(a)(iii). EPC Manager shall notify Operator immediately upon discovery of any unauthorized use or disclosure of Nuton Confidential Information, and shall cooperate with Operator and Nuton in every commercially reasonable way to help Operator or Nuton regain possession of Nuton Confidential Information and prevent its further unauthorized use or disclosure. In the event that EPC Manager is required by law to disclose Nuton Confidential Information, EPC Manager shall provide Operator with prompt written notice of same so that it may inform Nuton and Nuton may seek a protective order or other appropriate remedy. In the event that such protective order or other appropriate remedy is not obtained, EPC Manager will furnish only that portion of Nuton Confidential Information which in the reasonable opinion of their legal counsel is legally required and will exercise its reasonable efforts to obtain reliable assurance that Nuton Confidential Information so disclosed will be accorded confidential treatment. This Section does not expand or limit the Limited Sublicense. Operator may request, and EPC Manager shall provide, a certification executed by EPC Manager that this Section has been complied with.

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4. Protection and Infringement of Intellectual Property Rights.

4.1. Nuton IP.

(a) EPC Manager acknowledges and agrees that Nuton and/or its Affiliates will (i) have the sole control of the prosecution, protection, and enforcement of any Intellectual Property Rights comprised in the Nuton IP; (ii) be solely responsible for any costs of protecting and enforcing any Intellectual Property Rights comprised in the Nuton IP; and (iii) be solely entitled to any damages, costs, or settlement amounts awarded or paid in connection with any action taken in relation to the protection of any Intellectual Property Rights comprised in the Nuton IP.

(b) EPC Manager agrees to provide assistance and support to Operator, Nuton and/or Nuton’s Affiliates (at Nuton’s cost) as may reasonably be required from time to time in protecting or enforcing any Intellectual Property Rights comprised in the Nuton IP.

(c) EPC Manager shall not (each a “Challenge”) (i) directly or indirectly, challenge ownership of the Nuton IP or the validity or enforceability of the Nuton IP or IPR therein, including through any action to oppose, cancel, or otherwise challenge such rights; (ii) willingly become an adverse party in litigation or proceedings in which others contest Nuton’s or its affiliates’ rights nor aid or assist its affiliates or any third party in contesting any rights in the Nuton IP or IPR therein; or (iii) oppose the application for registration of any Intellectual Property Rights comprised in the Nuton IP.

4.2. Nuton IP Claim. EPC Manager will promptly notify Operator in writing if it becomes aware that any third party has made or has threatened to make any claim that any use of any Nuton IP used in connection with the Demonstration Operation or Intellectual Property Rights therein infringes any rights of any third party or gives rise to any obligation to pay compensation or royalties to any third party (“Nuton IP Claim”) and such notice will have sufficient detail to allow Operator to assist Nuton in making an informed decision on any action or inaction it wishes to take, which Nuton and/or its affiliates solely control. EPC Manager agrees to provide assistance and support to Operator or Nuton and/or its affiliates, as the case may be, (at Nuton’s cost) as may reasonably be required from time to time in the defense or enforcement of any such Nuton IP Claim.

5. Term and Termination.

5.1. Term. This Agreement shall remain in effect during the Term, unless earlier terminated as set forth herein.

5.2. Termination.

(a) This Agreement shall automatically terminate if the EPCM Agreement or Demonstration Agreement is terminated or expires.

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(b) Operator may, but shall not be required to, terminate this Agreement with immediate effect upon written notice to Operator in the event of a Challenge. Such termination shall terminate the EPCM Agreement.

(c) Operator may also terminate this Agreement with immediate effect if EPC Manager breaches any of the terms of this Agreement. Such termination shall terminate the EPCM Agreement.

5.3. Consequences of Termination.

(a) Accrued rights. Termination of this Agreement will be without prejudice to a Party’s rights or obligations that accrue up to the date of termination.

(b) No rights in Nuton IP. Upon termination of this Agreement, the Limited Sublicense shall immediately terminate and EPC Manager must promptly:

i. cease using, and ensure that its Personnel cease using, the Nuton IP; and

ii. return and/or destroy all copies of Nuton Confidential Information and deliver to Operator all materials containing Nuton IP.

(c) Survival sections. Sections 1, 2.1(d)(iv)(D), 2.1(e), 2.2(a), 3, 4, 5.3 and 6 will survive the expiration or the termination of this Agreement.

6. General.

6.1. Notices. The notice provisions contained in the EPCM Agreement shall also apply to this Agreement. All notices, requests, demands, claims, and other communications to Operator will also be copied to Nuton in writing. Any such notice, request, demand, claim, or other communication to Nuton hereunder shall be deemed duly given if (and then three business days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to Nuton as set forth below:

Nuton LLC

c/o Rio Tinto Services Inc.

4700 W. Daybreak Parkway South Jordan,

Utah 84009

Attention: Melanie Grayson, Senior Corporate Counsel

Email: [REDACTED: Personal Information]

With a copy to (which shall not constitute service):

Adam Burley, CEO & President, Nuton

[REDACTED: Personal Information]

Any notice, request, demand, claim, or other communication to Nuton hereunder may be sent to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Nuton’s addresses set forth in this Section may be changed by written notice given to EPC Manager or Operator in accordance with this Section.

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6.2. Entire Agreement. This Agreement sets forth the entire agreement between the Parties relating to the subject matter in this Agreement, and supersedes all prior agreements or discussions in respect of the subject matter in this Agreement. In the event of any conflict or inconsistency between the terms and conditions of this Agreement and those of the EPCM Agreement, the terms and conditions of this Agreement shall in all instances prevail and govern. In the event of any conflict or inconsistency between the terms and conditions of this Agreement and those of the NDA, the terms and conditions of this Agreement shall in all instances prevail and govern.

6.3. Amendment. No amendment or variation of this Agreement is valid or binding on a Party unless made in writing and executed by both Parties.

6.4. Assignment. EPC Manager may not assign any of its rights or delegate any of its obligations hereunder without the prior written consent of Operator and Nuton. Any purported assignment or delegation in violation of this Section shall be null and void. This Agreement is for the sole benefit of the Parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer on any other person or entity any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

6.5. No Waiver. A Party does not waive a right, power, or remedy if it fails to exercise or if there are delays in exercising the right, power, or remedy. A single or partial exercise of a right, power, or remedy does not prevent another or further exercise of that or another right, power, or remedy. A waiver of a right, power or remedy must be in writing and signed by the Party giving the waiver.

6.6. Further Assurances. Each Party agrees to do all things and execute all deeds, instruments, transfers or other documents as may be necessary or desirable to give full effect to the provisions of this Agreement and the transactions contemplated by it.

6.7. Governing Law and Jurisdiction. This agreement is governed by the laws applicable in the State of Arizona, without reference to its conflicts of laws terms, and each Party irrevocably and unconditionally submits to the exclusive jurisdiction of the courts exercising jurisdiction there except that the foregoing jurisdictional requirements does not apply to any action for urgent interlocutory, injunctive, or equitable relief.

7

6.8. Equitable Relief. EPC Manager acknowledges that a breach or threatened breach of Section 3 (Confidentiality) or of the Limited Sublicense or license restrictions herein cannot reasonably or adequately be compensated in damages in an action at law and that such a breach or threatened breach will cause Nuton irreparable injury and damage. By reason thereof, EPC Manager agrees that Operator will be entitled on Nuton’s behalf or Nuton is entitled, in addition to any other remedies it may have under this Agreement or otherwise, to preliminary and permanent injunctive and other equitable relief in any court of competent jurisdiction, to prevent or curtail any breach or threatened breach of the obligations relating to Nuton Confidential Information or breach of the Limited Sublicense or license restrictions herein by EPC Manager.

6.9. Severability of Provisions. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction is ineffective as to that jurisdiction to the extent of that prohibition or unenforceability. That does not invalidate the remaining provisions of this Agreement nor affect the validity or enforceability of that provision in any other jurisdiction.

6.10. Counterparts. This Agreement may be executed in any number of counterparts. All counterparts together will be taken to constitute one (1) instrument.

6.11. Third Party Beneficiary. Nuton shall be entitled to rely upon, shall be an express third-party beneficiary of, and shall be entitled to enforce, the provisions of this Agreement. For the avoidance of doubt, this Agreement shall not be terminated, cancelled, amended, modified, supplemented, or changed, or any provision, default, breach, or performance waived, or any assignment or novation made in a manner without written consent of Nuton (to be granted or withheld in its sole discretion). The Parties hereto agree that Nuton shall be an express third-party beneficiary of this Agreement as provided herein.

8

IN WITNESS WHEREOF, the Parties have executed this Agreement to be effective as of the Effective Date.

[EPC Manager]	Excelsior Mining Corp.
By:	By:
Name:	Name:
Its:	Its:

9

Exhibit A

Definitions

When used in this Agreement the following capitalized terms have the meanings set forth next to them below.

(a) Demonstration Operation has the meaning set forth in the Demonstration Agreement and includes studying, designing, engineering, procuring, fabricating, constructing, testing, commissioning, operating, trouble-shooting, and maintaining the equipment, physical materials, demonstration heap, processes, and other Technology used in the process of producing copper at the Site from the input of the mining materials into the crusher through to the resulting producing of copper cathode, and the evaluation of the Nuton Technology during such Demonstration Operation.

(b) Demonstration Operation Improvements means any improvements, enhancements, developments, extensions, adaptations, or modifications to the Disclosed Nuton Technology that are Derived by EPC Manager (or its Personnel) when performing the Demonstration Operation or in connection with this Agreement or the EPCM Agreement, and all IPR therein.

(c) Demonstration Results means any and all output, data, results, materials, and samples, other than copper cathodes, that are Derived by EPC Manager (or its Personnel) when carrying out the Demonstration Operation, whether initial, iterative or final results. All data and information reflected in any Demonstration Results are Project Data, irrespective of source.

(d) Derive means to develop, invent, discover, create, synthesize, conceive, reduce to practice, design, or otherwise generate (whether directly or indirectly, or in whole or in part) in the performance of the Demonstration Operation or in connection with this Agreement or the EPCM Agreement by EPC Manager (or its Personnel).

(e) Disclosed Nuton Technology means the portion of the Nuton Technology that is disclosed to or provided to EPC Manager or its Personnel.

(f) Intellectual Property Rights or IPR means any and all intellectual property and industrial design rights, whether protected, created or arising under the laws of the United States or any foreign jurisdiction, including the following: (i) patents (including in any country of the world, any existing or future patent, patent application, divisional, re-issue, re-examination, continuation, continuation-in-part applications and/or addition patent or patent application thereof, or any extension of such patent, as for example, supplemental protection certificates or applications thereof); (ii) copyrights, mask work rights, database rights and design rights, whether or not registered, published or unpublished, and registrations and applications for registration thereof, and all rights therein whether provided by international treaties or conventions or otherwise; (iii) trade secrets; (iv) moral rights; and (v) other applications and registrations related to any of the rights set forth in the foregoing sections (i) – (iv) above which subsist now or will subsist in the future; provided, however, that as used in this Agreement, the term “Intellectual Property Rights” expressly excludes trademarks, service marks, trade names, service names, corporate names, trade dress, logos, and other identifiers of source, including all goodwill associated therewith and all common law rights, registrations and applications for registration thereof, and all rights therein provided by international treaties or conventions, and all reissues, extensions and renewals of any of the foregoing, and all intellectual property rights arising from or in respect of domain names, domain name registrations and reservations (“Trademarks”).

10

(g) Nuton IP means the Disclosed Nuton Technology, and all Project IP, including all Demonstration Operation Improvements, Demonstration Results, and Project Data, in each case including all IPR therein.

(h) Nuton Technology has the meaning set forth in the Demonstration Agreement and includes Nuton’s (whether owned or licensed from a third party) Demonstration Operation requirements and targets, technology package relating to the Demonstration Operation, modelling data, experimental data, and other data or information, equipment, consumables, chemicals, microbes, acids, metals, mixtures, formulations, solutions, catalysts, and other such physical materials, information, knowledge, discoveries, protocols, processes, procedures, and techniques, whether or not in the public domain, predictive or other models, operating processes, process recipes, process steps and sequence of process steps (including any description of any equipment or materials needed to execute process steps), integration processes, processes and setups related to testing, test vehicles (test designs) and related characterization and test methodologies, processes related to measurements (including the respective condition parameters), and other processes, and all IPR therein.

(i) Personnel means employees and agents of EPC Manager.

(j) Project Data means all lab results, test results, performance data, raw data, mine data, ore delivery data, and other data or information Derived by EPC Manager (or its Personnel) when carrying out the Demonstration Operation.

(k) Project IP means any Technology Derived in the performance of the Demonstration Operation or in connection with this Agreement or the EPCM Agreement by EPC Manager (or its Personnel), including all Demonstration Operation Improvements, and including all IPR therein, but specifically excluding Disclosed Nuton Technology.

(l) Purpose means the purpose of building a heap leach pad to demonstrate Nuton’s proprietary copper bio-leaching processes from the crushed ore stage through to copper cathode production.

(m) Site means the patented mining claims, unpatented mining claims and other properties owned by Operator or its affiliate located in Cochise County, Arizona.

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(n) Substantive Modification(s) means any development, improvement, extension, modification, or derivative impacting the features, functionality, performance, processes, quality, or resulting in different operation(s), whether positive or negative, including through use of engineer(s).

(o) Technology means algorithms, analyses, compounds, compositions, computer programs, computer databases, computer and software routines, conceptions, data, designs, developments, discoveries, documentation, drawings, enhancements, equipment, formulae, formulations, ideas, improvements, information, innovations, inventions, know how, machines, materials, methods, models, modifications, molecules, plans, procedures, processes, products, programs, protocols, requirements, reports, research materials, results, show-how, simulations, software, specifications, systems, techniques, technical and scientific data, technical reports, technological developments, technology, test results, working papers, works of authorship, writings and all other materials and/or technology, whether or not patentable, copyrightable or susceptible to any other form of legal protection.

(p) Term means from the Effective Date until the earlier of (i) the expiration or termination of the Demonstration Agreement or (ii) the expiration or termination of the EPCM Agreement.

12

Exhibit 14

Operator Supplier Code of Conduct

[see attached]

SUPPLIER CODE OF CONDUCT

Ethics and Conduct

Excelsior Mining Corp. and its subsidiaries (“Excelsior”) expects its suppliers to conduct themselves ethically and with integrity and to respect internationally recognised principles and local laws as well as Excelsior’s values and internal procedures. Generally, Excelsior expects all of its suppliers to:

●	Work ethically, safely and responsibly.
●	Understand our Supplier Code of Conduct and put it into daily practice when you work with us.
●	Ask Excelsior for clarity if our Supplier Code of Conduct does not provide sufficient guidance.
●	Follow all applicable Excelsior policies, standards, site procedures, contractual agreements and conditions when the Supplier is working at an Excelsior site.
●	Comply with all laws, regulations, standards and sanctions that apply to your work.
●	If there are differences between the expectations in our Supplier Code of Conduct and your local laws, regulations and cultural norms, follow the higher standard of conduct.
●	Report breaches of our Supplier Code of Conduct to Excelsior.
●	Cooperate with any investigation, assurance activity, audit or inquiry related to our Supplier Code of Conduct or your contract as directed by Excelsior.

Corruption

Excelsior prohibits all forms of bribery and corruption by its staff, contractors, customers, suppliers and third parties acting on its behalf.

Bribery and corruption also includes in relation to the conduct of Excelsior business any:

(i)	payment of facilitation payments to a public official that are illegal or unlawful;
(ii)	payment of bribes through agents (including consultants, lawyers, advisors, etc.);
(iii)	receipt of money or benefits in kind by individuals or their relatives in order to facilitate business;
(iv)	enhanced commissions or discounts; or
(v)	receipt of education, travel or anything else that is of value to the person being bribed or his/her relatives or associates.

Some supplier provided unsolicited gifts may be acceptable if they comply with Excelsior’s Code of Business Conduct and Ethics (the “Code of Ethics”) which is available here: https://www.excelsiormining.com/images/Files/Investors/Corporate_Governance/Code20141006.pdf ..

We expect our suppliers in connection with any dealings with Excelsior to:

●	refrain from offering any form of bribe to, or accepting any form of bribe from, any employee of Excelsior or any public official or other party;

●	refrain from offering or accepting any form of bribe indirectly through agents, consultants and other third parties;

●	follow the Code of Ethics;

●	train their staff on preventing corruption;

●	report to us any requests for bribes or other forms of bribery or corruption;

●	keep accurate records of transactions;

●     comply with the Code of Ethics on providing or receiving any gifts or hospitality to or from employees of Excelsior;

●	prevent conflicts of interest and inform Excelsior if a risk of a conflict of interest arises;

●	maintain confidentiality of all communicated information.

Social Responsibility

All suppliers are required by Excelsior to operate with appropriate regard to the wellbeing of the employees of their group and to the impact of their operations on the environment and the communities which surround them.

Labour

Excelsior expects its suppliers to

●        support and respect the protection of human rights in accordance with the UN’s Universal Declaration of Human Rights, and to ensure that they are not complicit in any human rights abuses;

●         adhere to local health and safety regulations and standards, and implement all precautions to protect the health and safety of their workers;

●	adhere to applicable labour laws and regulations;

●         not engage in any form of discrimination (including based on sex, age, religion, race, national origin, sexual orientation or disability) or vilification, harassment or sexual harassment, bullying, victimisation or violence;

●        prohibit the use of all forms of forced or compulsory labour in relation to their workers, including any form of modern slavery, human trafficking, child labour or illegal labour;

●	take steps to understand and address the modern slavery risks in your operations and supply chain;

●        not do anything that directly or indirectly contributes to human rights violations, including modern slavery;

●	pay workers at least the applicable minimum wage; and

●	guarantee workers working hours which comply with international standards and local legislation.

Environment

Excelsior expects its suppliers to

●        comply with local environmental protection regulations and implement the necessary actions to limit the impact of their activities on the environment;

●        promote greater environmental responsibility and the use of goods and services which help to mitigate our environmental impact, as well as better managing and utilising resources such as energy, paper, water and waste; and

●	promote the development and distribution of environmentally friendly technologies.

Health and Safety

Excelsior expects its suppliers to

●	Provide safe and secure working conditions;

●         Review, understand and comply with Excelsior health and safety policies and procedures, and applicable local laws and regulations;

●         speak up if you see any potential hazards, unsafe work conditions or practices, or if you are unsure about the safety of something or someone;

●	be fit for work and not influenced by drugs or alcohol; and

●	follow all required procedures and risk management plans while at an Excelsior site.

Privacy and Information

Excelsior expects its suppliers to

●         keep Excelsior’s business information confidential and secure and only use it for its intended purpose;

●         comply with Excelsior’s applicable IT and privacy procedures and local privacy and data protection laws and regulations;

●	respect the privacy of your employees and customers;

●	immediately report potential and actual data breaches that impact Excelsior to Excelsior;

●        if You are unsure whether you are allowed to share particular information, seek advice from Excelsior;

●	retain Excelsior data on your systems only for as long as required;

●        keep non-public material information regarding Excelsior (also known as “inside information”) strictly confidential;

●         never use or disclose non-public material information about Excelsior for personal gain or the benefit of others; and

●        not use, or encourage anyone else to use, inside information to deal in securities (including buying or selling shares of Excelsior).

Excelsior’ standards of dealing with suppliers

Excelsior expects its employees to behave in a professional manner in relation to all of its suppliers and to respect Excelsior’s commitment to ethics and good conduct, the wellbeing of its employees and of the communities in which it operates. Employees should have due regard to the protection of the environment and comply with the Excelsior’s zero tolerance policy towards bribery and corruption.

Excelsior will always strive to achieve the following standards in its dealings with its suppliers:

●	only use methods and means universally acknowledged to be consistent with good industry practice and avoid any illicit or unfair commercial practices;

●         refuse any direct or indirect personal compensation, payment or financial benefit from a supplier and make sure that no personal interests interfere with the process;

●         abstain from directly or indirectly soliciting or receiving any personal advantage or interest from a supplier, whatever the form: gifts, discounts, commissions, invitations, travel, etc., whether for the benefit of a Excelsior employee or his/her relatives or associates unless it is in compliance with the Code of Ethics;

●         ensure fair treatment of suppliers and clear and consistent communication, so that all suppliers benefit from the same level of information;

●	monitor compliance with competition rules and treat competing companies equally; and

●        promote Excelsior’ values and ensure that it leads by example in respect of the principles set out in this Supplier Code of Conduct.

Reporting

Suppliers are encouraged to report all suspected and actual breaches of the above principles by their employees and by Excelsior, its employees or any other parties. You can report directly to the relevant manager/supervisor at Excelsior.

CONTRACT ADDENDUM – BUSINESS INTEGRITY TERMS

This addendum forms part of the agreement between Excelsior Mining Arizona, Inc. (“Excelsior”) and

[CONTRACTOR NAME] (the “Contractor”).

1.1	Notification of Investigation or Breach.

(a)                Contractor agrees promptly (and in any event within 10 days) to notify Excelsior in writing if it becomes aware that Excelsior or any of its respective Affiliates has become the subject of any investigation, inquiry or enforcement proceedings by any Governmental Authority regarding any breach or potential breach of any Business Integrity Laws, or any such investigation is threatened or pending.

(b)                Contractor agrees promptly (and in any event within 10 days) to notify Excelsior in writing in the event it becomes aware of any actual or suspected breach or violation by Contractor of this Agreement or the Business Integrity Laws.

(c)                Any notification given in accordance with Section 1.1(a) or Section 1.1 (b) shall be given in as much detail as possible, to the extent permissible under applicable Laws. Contractor agrees to cooperate fully and in good faith with Excelsior in relation to any enquiries Excelsior may require in relation to such notifications.

1.2	Business Integrity

(a)                Contractor is in compliance, and shall comply, with all laws including Business Integrity Laws, in relation to this Agreement and the transactions contemplated under this Agreement.

(b)                All permits and other authorisations obtained or which will be obtained in connection with this Agreement and the transactions contemplated in this Agreement by the Contractor have been and will be obtained in compliance with all Business Integrity Laws.

(c)                No Representative of Contractor is a Government Official or Governmental Authority and no Governmental Authority or Government Official has or will be a beneficiary of, or have a right or ability to share either directly or indirectly in any payments made in relation to this Agreement or the transactions contemplated under this Agreement.

(d)                No Entity (whether a Government Official, Governmental Authority, private individual, enterprise or otherwise) has approached Contractor for the purpose of any activity in violation of Business Integrity Laws in connection with or furtherance of this Agreement or the transactions contemplated under this Agreement.

(e)                Contractor shall promptly report to Excelsior any request or demand for any undue or suspicious financial or other advantage of any kind received in connection with the performance of this Agreement or the transactions contemplated under this Agreement.

(f)                 Neither Contractor or its Affiliates, nor any of its or their respective Representatives, is or has been the subject of any formal investigation, proceedings, conviction or written notice relating to compliance with applicable Business Integrity Laws and, to their knowledge, there are no circumstances which could lead to such.

(g)                Contractor is not and has not in the last five years been listed by any Governmental Authority as being debarred, suspended, proposed for suspension or debarment or otherwise ineligible for participation in government procurement programmes or other government contracts including without limitation, any exclusion under applicable Laws.

(h)                Contractor has received a copy of, will maintain in place and comply with the Supplier Code of Conduct in the performance of and for the duration of this Agreement.

(i)                  Contractor shall ensure that all Representatives engaged by Contractor in connection with this Agreement and the transactions contemplated by this Agreement read and comply with the Supplier Code of Conduct and are appropriately trained to ensure compliance with applicable Business Integrity Laws and the Supplier Code of Conduct.

(j)                  Contractor shall be responsible for the observance and performance by its Representatives and shall be directly liable to Excelsior in the event of breach by such persons of the Supplier Code of Conduct and applicable Business Integrity Laws.

1.3	Third Parties, Subcontractors and Agents.

(a)                Contractor shall ensure that any third-party service providers engaged by Contractor after the Effective Date in connection with the performance of this Agreement and the transactions contemplated in this Agreement will be engaged on the basis of a written agreement and Contractor will use all reasonable commercial endeavours to ensure such agreement contains substantively similar provisions in relation to business integrity as this agreement.

(b)                Contractor shall ensure that, before entering into any agreement with a third-party services provider, it shall perform commercially reasonable due diligence in accordance with the Supplier Code of Conduct before retaining or engaging any third party in connection with the agreement.

(c)                Notwithstanding and without limiting any of the above, Contractor agrees that no sub-contract or engagement it has with any third party will in any way relieve Contractor of responsibility for the performance of this Agreement and compliance with its terms.

1.4	Modern Slavery.

(a)                Contractor must ensure that it and its subcontractors (and to the extent practicable, its other suppliers and business partners) will comply with all applicable Laws in force pertaining to modern slavery (which is deemed to include forced labor, human trafficking and child labor).

(b)                Contractor represents and warrants that neither it or its Affiliates nor its or their respective Representatives:

(i)	has been convicted of any offence involving modern slavery; and

(ii)              has not been or is not the subject of any investigation, inquiry or enforcement proceedings by any governmental, administrative or regulatory body regarding any offence or alleged offence of or in connection with modern slavery, and undertakes to notify Excelsior in writing if it is or becomes subject to any of the actions set out in Section 1.4(b)(i) or Section 1.4(b)(ii) or is otherwise alleged to be involved in any modern slavery activity.

(c)                On request by Excelsior, Contractor shall provide a copy of any modern slavery statement it is required to prepare under relevant modern slavery reporting legislation.

(d)                Contractor grants Excelsior, or any third party nominated by Excelsior, the ability to audit Contractor and its subcontractors in relation to its obligations under this Section 1.4.

1.5              Indigenous People. Contractor undertakes to identify and encourage opportunities which benefit indigenous people and local communities wherever possible.

1.6	Compliance with Labor and Employment Law.

(a)                Contractor will ensure that its performance in accordance with this Agreement will comply with all applicable Federal, state and local Laws, including all statutes, regulations and case law --governing labor and employment, including any and all applicable laws related to co-employment and worker classification.

1.7              Definitions. In this addendum the following capitalized terms have the following meanings:

“Affiliate” means any Entity that, whether directly or indirectly, controls, is controlled by, or which is under the same management or control of, a party to this agreement, and their respective Representatives. For purposes of this definition, “control” (and its derivations) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of an Entity, whether through the ownership of voting securities, by contract or otherwise.

“Business Integrity Laws” means all applicable Laws or other legally binding measures of any jurisdiction, including but not limited to the United States of America (federal and state), the United Kingdom and Canada, that relate to the prevention of bribery, corruption, money laundering, dealings with the proceeds of crime, the facilitation of tax evasion or fraud, including without limitation the U.S. Foreign Corrupt Practices Act of 1977, national and international laws enacted to implement the OECD Convention Combating Bribery of Foreign Officials, and other similar laws and regulations.

“Entity” means any individual, general partnership (including a limited liability partnership), limited partnership (including a limited liability limited partnership), limited liability company, corporation, joint venture, trust, business trust, cooperative, association or any foreign trust or foreign business organization.

“Governmental Authorities” means any (a) nation, state, country, or other jurisdiction of any nature,

(b) national, transnational, federal, state, provincial, prefecture, tribal, local, municipal, foreign, or other government, governmental, or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), or (c) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.

“Government Official” means (a) any person deemed to be a public officer or public official under applicable laws; (b) any officer or employee of any Governmental Authority, or any person acting in an official capacity on behalf of any such Governmental Authority; (c) any officer, employee or official of a political party; (d) any candidate for political office; (e) any officer or employee of a public international organisation (including but not limited to the United Nations, IMF or World Bank); (f) any individual who holds or performs the duties of an appointment, office or position created by custom or convention, including members of royal families and tribal leaders; (g) a person who is, or holds themselves out to be, an authorised intermediary of any person falling within (a) to (f) above; or (h) any person who is a relative of any person falling within (a) to (f) above.

“Laws” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, formal interpretation, or other requirement or rule of law of any Governmental Authority.

“Representatives” means a party’s or its Affiliate’s officers, directors, partners, members, employees, attorneys, accountants, professional advisors, consultants, contractors (including sub-contractors), agents and representatives.

“Supplier Code of Conduct” means the Supplier Code of Conduct which is attached as Schedule A to this Addendum, as updated from time to time.

SCHEDULE “A” SUPPLIER CODE OF CONDUCT

See attached.

SUPPLIER CODE OF CONDUCT

Ethics and Conduct

Excelsior Mining Corp. and its subsidiaries (“Excelsior”) expects its suppliers to conduct themselves ethically and with integrity and to respect internationally recognised principles and local laws as well as Excelsior’s values and internal procedures. Generally, Excelsior expects all of its suppliers to:

●	Work ethically, safely and responsibly.
●	Understand our Supplier Code of Conduct and put it into daily practice when you work with us.
●	Ask Excelsior for clarity if our Supplier Code of Conduct does not provide sufficient guidance.
●	Follow all applicable Excelsior policies, standards, site procedures, contractual agreements and conditions when the Supplier is working at an Excelsior site.
●	Comply with all laws, regulations, standards and sanctions that apply to your work.
●	If there are differences between the expectations in our Supplier Code of Conduct and your local laws, regulations and cultural norms, follow the higher standard of conduct.
●	Report breaches of our Supplier Code of Conduct to Excelsior.
●	Cooperate with any investigation, assurance activity, audit or inquiry related to our Supplier Code of Conduct or your contract as directed by Excelsior.

Corruption

Excelsior prohibits all forms of bribery and corruption by its staff, contractors, customers, suppliers and third parties acting on its behalf.

Bribery and corruption also includes in relation to the conduct of Excelsior business any:

(i)	payment of facilitation payments to a public official that are illegal or unlawful;
(ii)	payment of bribes through agents (including consultants, lawyers, advisors, etc.);
(iii)	receipt of money or benefits in kind by individuals or their relatives in order to facilitate business;
(iv)	enhanced commissions or discounts; or
(v)	receipt of education, travel or anything else that is of value to the person being bribed or his/her relatives or associates.

Some supplier provided unsolicited gifts may be acceptable if they comply with Excelsior’s Code of Business Conduct and Ethics (the “Code of Ethics”) which is available here: https://www.excelsiormining.com/images/Files/Investors/Corporate_Governance/Code20141006.pdf ..

We expect our suppliers in connection with any dealings with Excelsior to:

●        refrain from offering any form of bribe to, or accepting any form of bribe from, any employee of Excelsior or any public official or other party;

●       refrain from offering or accepting any form of bribe indirectly through agents, consultants and other third parties;

●	follow the Code of Ethics;

●	train their staff on preventing corruption;

●	report to us any requests for bribes or other forms of bribery or corruption;

●	keep accurate records of transactions;

●	comply with the Code of Ethics on providing or receiving any gifts or hospitality to or from employees of Excelsior;

●	prevent conflicts of interest and inform Excelsior if a risk of a conflict of interest arises;

●	maintain confidentiality of all communicated information.

Social Responsibility

All suppliers are required by Excelsior to operate with appropriate regard to the wellbeing of the employees of their group and to the impact of their operations on the environment and the communities which surround them.

Labour

Excelsior expects its suppliers to

●	support and respect the protection of human rights in accordance with the UN’s Universal Declaration of Human Rights, and to ensure that they are not complicit in any human rights abuses;

●	adhere to local health and safety regulations and standards, and implement all precautions to protect the health and safety of their workers;

●	adhere to applicable labour laws and regulations;

●	not engage in any form of discrimination (including based on sex, age, religion, race, national origin, sexual orientation or disability) or vilification, harassment or sexual harassment, bullying, victimisation or violence;

●	prohibit the use of all forms of forced or compulsory labour in relation to their workers, including any form of modern slavery, human trafficking, child labour or illegal labour;

●	take steps to understand and address the modern slavery risks in your operations and supply chain;

●	not do anything that directly or indirectly contributes to human rights violations, including modern slavery;

●	pay workers at least the applicable minimum wage; and

●	guarantee workers working hours which comply with international standards and local legislation.

Environment

Excelsior expects its suppliers to

●	comply with local environmental protection regulations and implement the necessary actions to limit the impact of their activities on the environment;

●	promote greater environmental responsibility and the use of goods and services which help to mitigate our environmental impact, as well as better managing and utilising resources such as energy, paper, water and waste; and

●	promote the development and distribution of environmentally friendly technologies.

Health and Safety

Excelsior expects its suppliers to

●	Provide safe and secure working conditions;
●	Review, understand and comply with Excelsior health and safety policies and procedures, and applicable local laws and regulations;

●	speak up if you see any potential hazards, unsafe work conditions or practices, or if you are unsure about the safety of something or someone;

●	be fit for work and not influenced by drugs or alcohol; and

●	follow all required procedures and risk management plans while at an Excelsior site.

Privacy and Information

Excelsior expects its suppliers to

●	keep Excelsior’s business information confidential and secure and only use it for its intended purpose;
●	comply with Excelsior’s applicable IT and privacy procedures and local privacy and data protection laws and regulations;

●	respect the privacy of your employees and customers;

●	immediately report potential and actual data breaches that impact Excelsior to Excelsior;

●	if You are unsure whether you are allowed to share particular information, seek advice from Excelsior;

●	retain Excelsior data on your systems only for as long as required;

●	keep non-public material information regarding Excelsior (also known as “inside information”) strictly confidential;

●	never use or disclose non-public material information about Excelsior for personal gain or the benefit of others; and

●	not use, or encourage anyone else to use, inside information to deal in securities (including buying or selling shares of Excelsior).

Excelsior’ standards of dealing with suppliers

Excelsior expects its employees to behave in a professional manner in relation to all of its suppliers and to respect Excelsior’s commitment to ethics and good conduct, the wellbeing of its employees and of the communities in which it operates. Employees should have due regard to the protection of the environment and comply with the Excelsior’s zero tolerance policy towards bribery and corruption.

Excelsior will always strive to achieve the following standards in its dealings with its suppliers:

●	only use methods and means universally acknowledged to be consistent with good industry practice and avoid any illicit or unfair commercial practices;

●	refuse any direct or indirect personal compensation, payment or financial benefit from a supplier and make sure that no personal interests interfere with the process;

●	abstain from directly or indirectly soliciting or receiving any personal advantage or interest from a supplier, whatever the form: gifts, discounts, commissions, invitations, travel, etc., whether for the benefit of a Excelsior employee or his/her relatives or associates unless it is in compliance with the Code of Ethics;

●	ensure fair treatment of suppliers and clear and consistent communication, so that all suppliers benefit from the same level of information;

●	monitor compliance with competition rules and treat competing companies equally; and

●	promote Excelsior’ values and ensure that it leads by example in respect of the principles set out in this Supplier Code of Conduct.

Reporting

Suppliers are encouraged to report all suspected and actual breaches of the above principles by their employees and by Excelsior, its employees or any other parties. You can report directly to the relevant manager/supervisor at Excelsior.

Exhibit 15

Operator Intellectual Property Rights

None

Exhibit 16

Tax Partnership

[Parties to cooperate after execution of the Agreement to prepare this exhibit]

Exhibit 17

Rio Tinto Business Integrity Standard

[see attached]

# Contents

3 **Introduction**

5 **Our values**
6 Safety
7 Teamwork
8 Respect
9 Integrity
10 Excellence

13 **Our code of conduct**
14 Safety and health
15 Employment and inclusion
16 Human rights
17 Data privacy
18 Conflicts of interest
19 Fair competition
20 Bribery and corruption
21 Confidential information and insider trading
22 Communities
23 Governments, international organisations and civil society
24 Transparent communication
25 Environment
26 Intellectual property
27 Company property and records

29 **Making the right choice**

**The way we work** August 2017 1

# Introduction

*The way we work* outlines how we deliver both our purpose and strategy. It makes clear how we should behave, in accordance with our values of safety, teamwork, respect, integrity and excellence.

As pioneers in mining and metals, we produce materials essential to human progress. We have been doing so for more than 140 years. The way we go about the work we do every day, everywhere we operate around the world, is as important as what we deliver.

*The way we work* outlines how we deliver both our purpose and strategy. It makes clear how we should behave, in accordance with our values of safety, teamwork, respect, integrity and excellence.

Our success depends on the trust we have with each other and with all of our partners, including host communities, governments, business partners, suppliers, customers and investors. We build this trust, and set ourselves apart from others, through the way we behave, every day. *The way we work* provides a clear framework for how we should conduct our business, no matter where we work or where we are from. Importantly, it provides clear boundaries that we should hold ourselves and each other accountable for, to help make the right choices.

*The way we work* applies to each of us as employees as well as to our consultants, agents, contractors and suppliers. We also want these principles to be respected by our joint venture partners and non-controlled companies.

It is important that we all ensure that *The way we work* – our values and code of conduct – guides our behaviour every day. We can be proud to be part of something bigger and part of a company that does the right thing. Pioneering progress every day, together all of us at Rio Tinto make a difference, in our local communities and to the world at large.

Be safe,

J-S Jacques
Chief executive

**The way we work** August 2017 3

930E
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28

# Our values

Safety
Teamwork
Respect
Integrity
Excellence

**The way we work** August 2017 5

# Safety –
## Caring for human life and wellbeing above everything else

**At Rio Tinto this means:**

We make the safety and wellbeing of our employees, contractors and communities our priority number one. Always. Safely looking after the environment is an essential part of our care for future generations.

**In action we:**

- Make safety the first part of every interaction.
- Stop work and speak out when health, safety or wellbeing is potentially at risk.
- Regularly check in with colleagues and partners to ask how they are doing.

# Teamwork –
## Collaborating for success

**At Rio Tinto this means:**

We work together with colleagues, partners and communities globally to deliver the products our customers need. We learn from each other to improve our performance and achieve success.

**In action we:**

- Seek and give feedback to learn from others and share our knowledge.
- Do the best job we can and trust others to do the same.
- Identify and work towards common goals.

6

The way we work August 2017 7

# Respect – Fostering inclusion and embracing diversity

**At Rio Tinto this means:**

We recognise and respect diverse cultures, communities and points of view. We treat each other with fairness and dignity, to make the most of everyone's contributions.

**In action we:**

- Actively seek out different points of view.
- Listen with respect and value the contributions of others.
- Are aware of our assumptions and biases, and are prepared to challenge them.

8

# Integrity – Having the courage and commitment to do the right thing

**At Rio Tinto this means:**

We have the courage and commitment to do what is right, not what is easiest. We maintain our focus on ethics, transparency and building mutual trust with each other and everyone we work with.

**In action we:**

- Act honestly and transparently at all times.
- Speak up and challenge when the situation requires it.
- Accept accountability for our decisions and actions.

**The way we work** August 2017 9

# Excellence –
## Being the best we can be for superior performance

**At Rio Tinto this means:**

We challenge ourselves and others to create lasting value and achieve high performance. We adopt a pioneering mindset and aim to do better every day.

**In action we:**

- Are responsive to what customers and partners expect and need from us.
- Set high expectations for ourselves and regularly meet and exceed them.
- Innovate and look to continuously improve the work we do.

10

# Our code of conduct

No matter where we work or where we are from, we have clear boundaries that we should hold ourselves and each other accountable for, to help make the right choices.

**The way we work** August 2017 13

# Safety and health

- Each of us is responsible for working safely, sticking to our standards and caring for the health and safety of those around us.
- We are all responsible for making sure we are fit for work every day. This means not being under the influence of alcohol or drugs, being well rested, and being physically and mentally fit to perform our jobs at Rio Tinto.
- We expect others we work with, including consultants, agents, contractors and suppliers, to respect and stick to our health and safety requirements.
- We have a responsibility to stop and report the work of colleagues if we think they are putting their health and safety – or that of others – at risk.

**We believe all fatalities, injuries and occupational illnesses are preventable. We commit to the goal of everyone going home safe and healthy every day.**

# Employment and inclusion

- We value diversity and offer the same welcome to all employees and partners, regardless of race, gender, nationality, ethnic origin, religion, age or sexual orientation.
- We believe everyone should be treated with dignity and respect. Bullying, intimidation or harassment of any kind is not acceptable in our workplace.
- We are committed to meeting local laws and international agreements about workforce labour. We recognise that people have the right to choose whether to belong to a union and to seek to bargain collectively.
- We work with governments to share the economic benefits of developing a country's mineral resources with the communities in which we operate. This includes prioritising local employment and suppliers where we can do so.

**We believe all employees have the right to a fair and inclusive working environment of which they are proud to be a part.**

14

**The way we work** August 2017 15

# Human rights

- We support the United Nations' Universal Declaration of Human Rights and respect those rights wherever we operate. We are committed to operating consistently with the UN Guiding Principles on Business and Human Rights. This means that we need to know what adverse human rights impacts we are causing, contributing to or are directly linked to, and that we manage them.
- We expect our suppliers to adhere to the same human rights standards as we do. We reject any form of child labour or slavery, including forced labour. We work hard to ensure that slavery or child labour is not taking place in our business and that our supply chains comply with international standards.
- We work with public and private security providers to avoid security arrangements that harm human rights. We limit the use of firearms for the security of our sites as far as possible.

**We respect human rights and commit to avoid human rights harm.**

# Data privacy

- We only collect and handle the personal information of our colleagues, shareholders, business partners, suppliers, customers and associated family or next of kin when needed for legitimate business purposes. We respect the rights each of us has to review, update and correct our information.
- We only share personal data with others when there is a legitimate business or legal need to do so. We ensure that those receiving personal data understand the importance of keeping the data private.
- When we work with others who may see or process our data, we make clear the importance we place on privacy and the standards we require them to meet.

**We respect each person's privacy. We comply with all laws in the collection, use and protection of personal information in connection with our business.**

16

**The way we work** August 2017 17

## Conflicts of interest

- We use good judgement to avoid situations where there may be, or even appear to be, a conflict of interest.
- We report any actual or potential conflict of interest. Where a conflict cannot be avoided we manage it appropriately and transparently, taking advice from other colleagues.
- We do not allow ourselves to obtain any undeclared personal advantage through our position or role within Rio Tinto.

We ensure our personal activities, interests and relationships do not conflict with our responsibilities at Rio Tinto.

## Fair competition

- We believe in free and fair competition. We compete ethically and respect all applicable competition and antitrust laws across the globe.
- We do not obtain information about our competitors, suppliers or customers illegally, nor communicate false information about our competitors.
- When we interact with competitors or potential competitors, we do not share confidential information which may impact how we all compete.

We compete ethically and lawfully in all our activities.

18

**The way we work** August 2017 19

# Bribery and corruption

- We do not offer or pay bribes, no matter where we operate, no matter what the situation is, and no matter who is involved. Nor do we allow our agents or intermediaries to do so. Bribery is where someone is persuaded by gifts, payments or other personal favours to behave improperly, to do something that they shouldn't do, or to not do something that they should do. It is also where someone wants a payment, even a small one, to do what they ought to do.
- We never accept or take bribes. We do not demand or accept any financial or other favour from anyone else for doing our job, or to persuade us to behave improperly, to breach our duties to Rio Tinto, or as a reward for doing so.

We do not engage in bribery or corruption of any form.

# Confidential information and insider trading

- Confidential information includes technical information about products or processes, vendor lists, pricing, marketing or service strategies, non-public financial reports, and information on asset sales, mergers and acquisitions.
- We are careful about where and to whom we talk about confidential information, and where and how we store it.
- We do not disclose or use any confidential information for personal profit or advantage.
- We do not share inside information with anyone else, including our family and friends. We never commit the offence of insider dealing in Rio Tinto or third parties' securities.

We protect our shareholders and ourselves by responsibly managing our own and third parties' confidential information. We never use it for personal advantage.

20

**The way we work** August 2017 21

# Communities

- Our relationships with local and regional communities are a key part of our projects and operations. We recognise and respect the cultures, lifestyles and heritage of our neighbours.
- We respect the special connection of local and Indigenous people to land and waters. We seek mutually beneficial arrangements with each community on their engagement with us in the development and performance of our operations.
- We operate in a manner consistent with the UN Declaration on the Rights of Indigenous Peoples in those jurisdictions that have signed the Declaration, and elsewhere in accordance with the Declaration's principles. We strive to achieve the free, prior and informed consent of Indigenous communities as described in the 2012 International Finance Corporation Performance Standard 7 and supporting guidance, and consistent with the law.
- We work with communities to understand any impacts from our activities, and with the community and other stakeholders to undertake appropriate sustainable development initiatives that reflect community priorities and focus on local and/or regional development.

**We seek the ongoing support of our local and regional communities by developing strong and lasting relationships with them that are based on respect, open conversation and shared benefit.**

# Governments, international organisations and civil society

- We respect every country's political processes and do not favour any political party, group or individual. As a company, we do not involve ourselves in party political matters nor do we make any type of payments to political parties or political candidates.
- We do not restrict individual rights and freedoms. Employees and contractors may support political parties, candidates or campaigns in their own time and with their own money.
- We engage on public policy and legislative issues that affect our business. We contribute relevant information and share our experiences to help in the creation of robust policy, regulation and legislation.

**We build lasting relationships with governments and engage with international organisations and civil society in a respectful and collaborative manner.**

22

**The way we work** August 2017 23

# Transparent communication

- We share accurate information about our operations and financial performance with our stakeholders, including media, investors and regulators.
- We comply with our market disclosure obligations and share material information that may affect how the market views Rio Tinto.
- We are open and honest in our communication, sharing information, insight and advice frequently and constructively, and managing tough situations with courage.

**We build trust by communicating openly and honestly.**

# Environment

- We understand and mitigate the impacts our activities and products might have on the environment as we plan, build, operate, decommission and close our operations.
- We collaborate with the communities in which we operate and continually seek sustainable improvements to product life cycles, biodiversity, carbon and energy management, our use of land, water and air, and closure of our sites to provide us continued access to resources and markets.

**We are committed to protecting the environmental value of the regions where we operate and maintaining good stewardship for the long term.**

24

The way we work August 2017 25

# Intellectual property

- We protect our intellectual property (including patents, copyright, trademarks and trade secrets) and closely monitor for unauthorised use of our intellectual property by others.
- We respect the intellectual property of others, such as our suppliers, customers and competitors, and only use their intellectual property when authorised to do so.

By protecting our intellectual property and respecting that of others, we maintain our competitive advantage.

26

# Company property and records

- We do not obtain, use or divert company property or financial resources for personal (including family) use or benefit, or for any activity that causes a conflict of interest, or is inappropriate or illegal.
- We are provided with electronic resources such as email, internet and telephone to help us do our jobs. We can occasionally use these resources for personal reasons if that use does not impact company systems, incur undue costs for the company or interfere with our work duties.
- We keep true and accurate records of all financial and non-financial company materials in accordance with Group document retention policies from time to time.
- We do not alter, destroy or remove company property or company records unless authorised to do so.

We use company property and financial and electronic resources to conduct company business and not for personal gain or non-authorised use.

**The way we work** August 2017 27

T +44 (0)20 7781 2000

T +61 (0)3 9283 3333

**Rio Tinto policies and standards**
We have a number of policies and standards to support *The way we work*. We encourage you to read these to help make the right choices. For more information on the topics covered in *The way we work* and the relevant policies and standards, visit http://bit.ly/2rgWxiG.

*The way we work* is a set of clear and simple principles to apply in everything you do while working with, or for, Rio Tinto. The way you behave shows the world who you are and what you stand for.

Delivering our promises

Rio Tinto’s core values of respect, integrity, teamwork and accountabili-ty serve as a foundation of doing business the right way with custom-ers and communities and you, our suppliers.

In everything we do, we hold ourselves accountable to the highest industry standards and our own stringent requirements for ethical conduct. This is not only the right thing to do, it is, critical to maintain-ing trust and our social license to operate.

At Rio Tinto, we find, mine and process the Earth’s mineral resources with a relentless drive for improvement through innovative thinking and disciplined delivery. Our activities span the world and our products include aluminium (and bauxite and alumina), copper, diamonds, gold, industrial minerals (borates, titanium dioxide, salt) and iron ore. The metals and minerals we supply help make modern life work and help the world to grow.

You, as one of our suppliers, play a vital role in helping us deliver the promises we make. We all rely on the trust of each other, our host communities, governments, customers, investors and others. We will only succeed if we collaborate and can build trust together.

This Supplier code of conduct, which draws upon internationally recognised standards and Rio Tinto’s The way we work, sets our expectations of you, your subsidiaries and subcontractors. We may elect to not work with or cease to work with suppliers who do not meet our expectations.

Working together, all of us will ensure we do business the right way.

If you have questions regarding this Supplier code of conduct, or about our expectations of our suppliers and business partners, please email Suppliercodeofconduct@riotinto.com.

01

1.

Health and safety performance

We commit to the goal of everyone going home safe and healthy every day. We work with suppliers who share this commitment by:

●	Providing a safe and healthy working environment for employees and subcontractors including provision of appropriate personal protective equipment.
●	Taking all practical and reasonable measures to eliminate workplace fatalities, injuries and disease.
●	Ensuring any worker housing, if provided, is safe, healthy and sanitary, while respecting workers’ dignity and right to privacy.

2.

Governance and legal compliance

We compete ethically and lawfully in all activities. We work with partners and suppliers who commit to:

●	Comply with all applicable laws and regulations.
●	Ensure personal activities and interests, and those of employees and subcontractors, do not conflict with their responsibilities to Rio Tinto.
●	Not commit, or become involved in, bribery or corruption of any form, including facilitation payments.
●	Maintain policies and practices to allow violations, miscon-duct, or grievances to be reported by workers and addressed without fear of retaliation.

02

3.

Labour and human rights

We support the United Nations’ Universal Declaration of Human Rights. We work with suppliers who uphold fundamental human rights including:

●	Ensuring all work is freely chosen; without the use of forced or compulsory labour.
●	Ensuring all workers are of local legal age; and preventing the use of illegal child labour.
●	Ensuring fair remuneration and work conditions for all workers.
●	Promoting humane treatment and preventing harassment and unfair discrimination.
●	Respecting workers’ rights to lawfully and peacefully form or join trade unions of their choosing and to bargain collectivly.
●	Respecting the privacy of employees and customers and complying with all laws in the collection, use and protection of personal information.

03

4.

Environmental performance

We are committed to protecting the environmental values of the regions where we operate and maintaining good product stewardship for the long term. We work with suppliers who share our commitment as demonstrated by:

●	Promoting a culture that values the environment and acts to protect the environment in which they operate.
●	Continuously improving environmental and resource management – reduce, reuse and recycle.
●	Measuring, managing, and reporting environmental data in accordance with applicable laws and regulations.
●	Ensuring products manufactured or contracted to manufac-ture do not contain conflict minerals.

5.

Emergency preparedness and business resilience

We work with suppliers who have adequate emergency preparedness and response plans for safeguarding their employees, operations, and security of supply in times of natural events, major catastrophe, pandemic disease, and unforeseen events.

04

6.

Host communities

We develop strong and lasting relationships with our local and regional host communities based on respect, a desire to learn and mutual benefit. We work with suppliers who support social, economic, and institutional development of communities by:

●	Supporting community engagement initiatives aimed at employing, procuring, and building capacity within host communities where they operate.
●	Participating in relevant disease prevention programs, such as HIV/AIDS, tuberculosis, and malaria prevention, when applicable to their operations.

7.

Information and reporting

We build trust by communicating openly and honestly. We work with suppliers who provide information that is timely, accurate and relevant including:

●	Maintaining accurate financial books and business records, including invoicing, in accordance with all applicable legal and regulatory requirements and accepted accounting practices.
●	Reporting on economic, social and environmental perfor-mance to meet regulatory and contractual requirements.
●	Ensuring the intellectual property rights of other parties (patents, trademarks, copyright, and confidential information) are respected.

05

8.

Management commitment

Suppliers who work with Rio Tinto share our commitment to the principles raised in this Supplier code of conduct by adopting and promoting the commitments in the code and encouraging their subcontractors to do the same.

06

We are committed to a culture of transparency and encourage employees, contractors, suppliers and other stakeholders to speak up about their issues and concerns.

As a supplier to Rio Tinto, you and your workers have access to myVoice, Rio Tinto's confidential and independently operated multilingual whistleblowing service.

myVoice is a confidential, independent and safe way to report concerns or misconduct directly to us. It offers an avenue for reporting concerns about the business or an individual’s behaviour. This can include suspicion of violations of Rio Tinto’s policies and procedures, human rights, safety, environmental, financial reporting, fraud or business integrity issues in general. All information received is managed securely and confidentially. We strongly encourage any supplier (including their workers) who becomes aware of any circumstance or action that may not comply with this Supplier code of conduct or Rio Tinto’s The way we work to discuss these concerns with their Rio Tinto contact or report it via myVoice.

If you have a concern, don’t ignore it; let us know via myVoice at myvoice@riotinto.com.

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 (0)20 7781 2000 riotinto.com	Rio Tinto Limited 120 Collins Street Melbourne, Victoria 3000 Australia T +61 (0)3 9283 3333

07

RIO TINTO CYBER SECURITY REQUIREMENTS FOR SUPPLIERS

Suppliers must ensure their information technology and other business systems meet the following requirements when providing their Supply to the Rio Tinto group of companies or otherwise interfacing with Rio Tinto’s enterprise and industrial and operational technology systems.

1.	GENERAL

(a)	Any technology systems utilised or services provided by the Supplier, or significant modification of an existing system or services, must not expose Rio Tinto to material cybersecurity risk.
(b)	Supplier must ensure it has conducted an appropriate cyber security risk assessment on its own systems (and any third party systems) utilised in providing the Supply, in particular:
(i)	identify the key technical, and compliance measures required to ensure the confidentiality, integrity and availability of information is maintained; and

(ii)          ensure that control measures applied are commensurate with assessed risk. The results of any risk assessment will be made available to Rio Tinto on request.

(c)	Key technology systems operated by the Supplier have response and recovery plans, with recovery plan testing being undertaken periodically to ensure procedures and controls are effective and services are able to be restored as soon as possible.
(d)	On termination of a relationship between Rio Tinto and the Supplier, Supplier must ensure the following (including as applicable to any third party systems utilised by the Supplier):
(i)	the return, or the destruction, of Rio Tinto information held by the Supplier;
(ii)	any access to the Rio Tinto environment is terminated, and
(iii)	any Rio Tinto intellectual property appropriately transitioned back to Rio Tinto.

2.	ACCESS CONTROLS

To the extent the Supplier requires access to any Rio Tinto information technology or business systems as part of the Supply, the Supplier must ensure the following:

(a)	access to any Rio Tinto systems must be appropriately restricted to only the Supplier personnel requiring access to complete the Supply;
(b)	access procedures must cover identification, authentication, authorisation and auditing requirements;
(c)	each user identity requiring access to Rio Tinto systems is linked to or owned by a uniquely identifiable individual;
(d)	users, devices, and other assets are authenticated (e.g., single-factor, multi-factor) commensurate with the risk of the transaction;

August 2020

(e)	where access is required from outside the Rio Tinto network, multi factor authentication must be used for client access; and
(f)	information related to, or generated by, account management activities must be documented and retained for auditing purposes;

3.	REMOTE ACCESS TO RIO TINTO SYSTEMS

To the extent Supplier or its personnel requires access to Supplier’s information technology or business systems located within Rio Tinto’s network environment provided as part of the Supply, the Supplier must ensure the following:

(a)	remote access is securely designed and managed;
(b)	access is provided only to authorised parties for valid business reasons;
(c)	access is revoked where no longer required;
(d)	it will follow the required minimum technical controls to support the secure operation of remote access as specified by Rio Tinto; and
(e)	it will periodically review and monitor such remove access when no longer required.

4.	NETWORK INTEGRITY

When accessing Rio Tinto’s information technology network, Supplier must do all things reasonably required to ensure that Rio Tinto’s network integrity remains protected, including:

(a)	maintaining effective Network Segregation and Network Segmentation. Network Segregation and Network Segmentation must be implemented at the gateway between network zones and achieved by enforcing rulesets to control and filter communications between network zones; and
(b)	employing a “deny by default” approach, with rules that permit communications across zones being IP source, IP destination and TCP/UDP port specific. Any rules that permit either all source IP addresses, destination IP addresses, or any type of service/protocol must not be used.

For the purpose of this clause:

“Network Segregation” means to “segregate” a network from other networks with a differing level of trust.

“Network Segmentation” means to “segment” a network into smaller network segments or zones, based on factors such as management authority, level of trust, functional criticality, and amount of communications traffic required to cross-zone boundaries.

5.	INFORMATION PROTECTION

The Supplier must ensure the following to the extent it applies to the Supply to Rio Tinto:

(a)	Establish and maintain effective change control processes including:
(i)	determining the types of changes to the Supplier’s information system that are configuration-controlled with explicit consideration for security impact analyses;

(ii)	documenting configuration change decisions associated with the Supplier’s information system
(iii)	complying with Rio Tinto’s applicable change management processes; and
(iv)	retaining adequate records of configuration-controlled changes to the Supplier’s information system to be provided to Rio Tinto on request;
(b)	Maintain response and recovery plans incorporating the following:
(i)	Disaster Recovery Plans (DRPs) for critical systems, incorporating essential service continuity, response and recovery requirements for these systems, and taking into consideration relevant cybersecurity threats and scenarios.
(ii)	DRP testing on a periodic basis to ensure procedures and controls are effective, and services restored are able to be restored within required as soon as possible.

6.	DATA SECURITY

The Supplier must ensure appropriate encryption standards are applied to Rio Tinto information, including:

(a)	information classified by Rio Tinto as ‘Confidential’ or ‘Highly Confidential’ when Stored At Rest by the Supplier;

(b)           information exchanged through the internet, irrespective of its classification.

For the purpose of this clause:

“Stored At Rest” means information stored by the Supplier on Removable Media or backup media stored by the Supplier at off-site premises.

7.	REMOVABLE MEDIA

The Supplier must ensure the following:

(a)	that all Removable Media is protected and its use restricted only to those Supplier personnel requiring such access as part of the Supply;
(b)	maintain documented procedures for the management of Removable Media, including the specification of approved media, processes of handling and disposal, as well as the technical enforcement of controls; and
(c)	comply with any security controls for Removable Media reasonably required by Rio Tinto and provide details of such compliance to Rio Tinto on request.

For the purpose of this clause:

“Removable Media” means computers storage devices designed to be inserted and removed from a computer/system, including but not limited to optical discs and USB flash drivers